UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

pharmaxis

Quality of life through innovative medicine

Annual Report 05

Our mission

‘To build an internationally successful pharmaceutical business by bringing innovative medicines to patients.’

Notice of meeting

The Annual General Meeting of Pharmaxis Ltd will be held at the Sheraton on the Park,

161 Elizabeth Street, Sydney on Tuesday, 15th November, 2005 at 2.30pm

Overview

Overview

	Product	Target Application	Expected Product Features
	Aridol™	Management of asthma	Simple-to-use lung function test Accurately detects airway inflammation Determines the severity of asthma Improved • asthma management
	Aridol™	Management of chronic obstructive pulmonary disease (COPD)	Identifies patients with COPD who respond to inhaled steroid treatment Improved • COPD management
	Bronchitol™	Cystic fibrosis	Improved • lung function • mucus clearance • quality of life
	Bronchitol™	COPD – Bronchiectasis	Improved • mucus clearance • quality of life
	Bronchitol™	COPD – Chronic bronchitis	Improved • mucus clearance • quality of life
	PXS25/64	Multiple sclerosis	Delivered orally Reduced • disease severity • disability periods
	PXS2076	Rheumatoid arthritis	Improved • quality of life Reduced • Disease severity

2 **Pharmaxis** Annual Report 2005

2 Pharmaxis Annual Report: 2005

RISK OF
ELECTRIC
SHOCK

Patient Population[i]	Development Status	
	Financial 2005	Plans for Financial 2006
52 million	• Completed Phase III trials for Australia • Completed Phase III trials for Europe • Lodged marketing applications in Australia and Europe • Investigative New Drug accepted by US FDA, allowing clinical trials to begin	• Marketing approval in Australia • Marketing approval in Europe • Launch Aridol™ in Australia and in Europe • Commence US Phase III trials
30 million	• Commenced clinical trials for Aridol™ in COPD	• Complete COPD clinical trials • Register Aridol™ for COPD
75,000	• Phase IIb UK clinical trial versus Pulmozyme approved • Phase II dose-ranging trial approved • Granted Orphan Drug status by US FDA • Completed Phase II clinical trial in Australia/New Zealand	• Commence enrolment for UK study • Commence enrolment for dose-ranging study • Commence US study
580,000	• Completed Phase II clinical trial • Orphan drug status granted by US FDA	• Commence Phase III trials in Australia, Europe and US
30 million	• Completed pilot clinical study concept	• Initiate Phase IIb trial
1.1 million	• Developed improved oral version of PXS25 • Commenced scale up synthesis and pre-clinical toxicology studies	• Commence pre-clinical studies • File US IND
5.5 million	• Research to identify most suitable preclinical development candidate	• Nominate clinical candidate

Notes:
(i) References to patient population only include the eight largest pharmaceutical markets.

3

Overview

Timeline

2005	Manufacturing expansion completed Applied to market Aridol™ in Australia and Europe Orphan Drug status for Bronchitol™ granted by US FDA for bronchiectasis and for cystic fibrosis NASDAQ National Market listing of Pharmaxis ADRs
2004	Awarded $6.1 million P3 Grant Aridol™ Phase III and Bronchitol™ Phase II clinical trials completed Successful capital raising of $19.8 million Level One ADR program established
2003	ASX IPO raises $25 million Manufacturing licensed by TGA and production commences Awarded $6 million AusIndustry Start Grant for the development of new treatments for cystic fibrosis
2002	Completed Series B private funding of $9.6 million Frenchs Forest facility established
2001	Pharmaxis licenses patents for respiratory products from the Central Sydney Area Health Service
2000	Awarded $3.3 million AusIndustry Start Grant to develop products for multiple sclerosis
1999	Initial seed investment by Rothschild Bioscience Managers Limited
1998	Pharmaxis founded to develop and commercialise compounds for treatment of autoimmune disease

Product Pipeline

Clinical
Research
Preclinical
Phase I
Phase II
Phase III
Registration
Market
Respiratory diseases
Aridol™ – Airway Function
EU/AUS
2006
Bronchitol™ – Bronchiectasis
2007
Bronchitol™ – Cystic Fibrosis
2008
Bronchitol™ – Chronic Bronchitis
2009
Autoimmune diseases
PXS25/64 – Multiple Sclerosis
PXS2030 – Multiple Sclerosis
PXS2076 – Rheumatoid Arthritis

4 Pharmaxis Annual Report: 2005

Chairman’s Review

Over the last year we achieved a number of development milestones, significantly increasing the confidence we have in our ability to build an internationally competitive pharmaceutical company…

Dear Shareholder,

The Pharmaxis business model is designed to maximise the opportunity and value of each product in the Company’s development pipeline. Over the last year we achieved a number of development milestones, significantly increasing the confidence we have in our ability to build an internationally competitive pharmaceutical company, and significantly reducing the technical risk in our portfolio.

The successful completion of the Phase III clinical trial of Aridol for the management of asthma has enabled us to file applications for marketing approval in Australia and the European Union. After completion of a small trial in the US later this year we intend to file for marketing approval in the United States. Aridol will then be available to assist the clinical management of the western world’s 52 million asthma sufferers. The commercial planning for this is well underway. To further enhance the value of Aridol we have commenced clinical studies designed to validate the role of Aridol in managing chronic obstructive pulmonary disease - the world’s fourth largest fatal disease.

Success in our Phase II clinical trial of Bronchitol in patients suffering from the chronic lung disease of bronchiectasis has offered the real possibility of the first new therapeutic treatment for mucus clearance in over thirty years. Our Phase III clinical trial is on track to commence later this year. Our Phase II clinical trial of Bronchitol in patients suffering from cystic fibrosis has been a challenging trial to conduct and we were extremely pleased with the outcome. Of great interest to the Company is the role that Bronchitol has to play in the disease of chronic bronchitis where we are planning a clinical trial for later this year. There are over 30 million sufferers of this disease in the western world and there are few treatments available to effectively assist lung clearance.

Operationally the Company has increased its manufacturing capacity threefold and bolstered its capability with new appointments in research, clinical, manufacturing and finance.

Our substantial progress in bringing our two lead products closer to market reflects the experience and commitment of the senior management team, led by Dr Alan Robertson.

I trust you will enjoy reading the more detailed account of this past year’s achievements and of our future plans, discussed separately in this annual report.

On behalf of you, our shareholders, I wish to thank the board, management and staff for their efforts over the past year.

Yours faithfully,

Denis Hanley AM

CEO’s Report

It is a great pleasure to present the 2005 annual report of your company. The year we are leaving behind has had challenges at times, has been exciting in places, and has been overwhelmingly rewarding.

We continue to move our various products closer to the marketplace and in the forthcoming year we should see our first revenue from product sales. This time last year we were enthusiastically awaiting the results from our first clinical trials and this year we are enthusiastically awaiting news from the regulatory authorities on our Australian and European marketing applications for Aridol. Our products have been well received by the patients and medical community, which reinforces to me the importance of our goal of improving the quality of life of patients through innovation.

The business

Our objective is to build an internationally competitive business providing innovative medicines that improve the lives of people with respiratory and autoimmune disease.

We finished the year with a good cash position, following a capital raising of $19.8 million in November 2004 and an increase in grant income from the Australian Pharmaceuticals Partnerships Program and an AusIndusty R&D START Grant.

We work hard at communicating our business goals to potential investors and shareholders, and our profile within the healthcare sector has increased considerably. We operate in a highly regulated industry and, while all companies face uncertainty in their business environment, the lead times involved in developing new pharmaceuticals and the role of government in our markets can often increase uncertainty. We deal with uncertainty by using innovative approaches to truncate lead times and working closely with the various regulatory agencies around the world. Last year, we met with the US regulatory agency, the Food and Drug Administration (FDA) on two occasions and with the Australian and European agencies on a number of occasions to discuss the development of our products. We have conducted indepth market research to help with international launches, pricing and reimbursement and we are working with key opinion leaders around the world on the positioning of our products. We have expanded our manufacturing facility and tripled our capacity to produce both Aridol and Bronchitol. We work with the Australian regulatory authority, the Therapeutic Goods Administration (TGA) to ensure compliance with industry best practice. Uncertainty will always be with us, but our relentless reduction of risk and our proximity to market helps the management of uncertainty.

We operate to a high level of corporate governance which lays a solid foundation for the company as it expands. We work to ensure that our people are aligned around a common culture and set of values, because the sustainability of our business is directly linked to the benefits we offer our stakeholders and the community. The solid foundation laid now will stand us in critical stead as we continue to build an internationally competitive pharmaceutical business.

6 Pharmaxis Annual Report: 2005

Developments during the year

Our management team was enhanced with the appointment of Ian McDonald to the position of Chief Technical Officer. Coming from a US-based pharmaceutical company background, Ian will extend the capabilities of the R&D group and help guide our products through the various US regulatory processes. Our staff numbers have increased by approximately 50 per cent since last year and further increases will be made as we cater for the launch of Aridol.

We offered new shares in the company to institutional shareholders in November 2004 through a placement at $0.75, and through a share purchase plan for smaller shareholders also at $0.75 in December 2004. This effort secured net funds of $19 million for the further development of Bronchitol for bronchiectasis.

We completed two major clinical trials in the respiratory disease area and closed patient enrolment for a third. The outcome from those studies was the filing of a marketing application for Aridol in Europe and Australia. Additionally, we received US orphan drug designation from the FDA for Bronchitol in the treatment of patients with bronchiectasis and cystic fibrosis. This provides a period of market exclusivity in the US, assistance with the clinical trial programme and a reduction in marketing application fees, amongst a number of benefits.

Respiratory disease products

Aridol

We completed a clinical trial involving 646 volunteers over 12 centres throughout Australia. The study was designed to show that Aridol was a safe and effective lung challenge test allowing physicians to determine conveniently and simply the extent of airway inflammation in asthmatic patients. The study showed that Aridol was a highly accurate test and that physician mis-diagnosis in this population was as high as 7 per cent. It also showed that many patients would benefit from having their anti-inflammatory medication increased and others would benefit from having their medication reduced. The results from the study have caught international attention and have been presented at major international scientific meetings. Today, Aridol is being evaluated in over 3,500 patients involving 23 centres worldwide. These studies are sponsored by the investigator and don’t impact on the regulatory approval process, but do give the opinion-leading scientists an opportunity to evaluate Aridol in controlled clinical settings. Of the many investigator-led studies, perhaps the one of most interest is a study being conducted in the UK. This study is designed to look at the role of Aridol in asthma management in the general practitioner’s surgery and the outcomes will be important support for Aridol’s acceptance among the GP community.

The marketing application for Aridol has been submitted in Europe and Australia. For Europe, we elected to go through what is known as the Mutual Recognition Procedure and we selected Sweden as the reviewing country. Assuming a favourable review in Sweden, we will receive approval in the remaining European Union countries soon after. For the USA, we have agreed to undertake a small additional clinical study to satisfy some of their local issues.

We are planning to market Aridol in Australia through our own sales and marketing force and to work with distributors to access the European and US markets.

Bronchitol

We successfully completed a clinical trial in patients with bronchiectasis in centres around Australia and New Zealand. Bronchiectasis is a lung disease that can affect children and adults and results in an irreversible change in a patient’s lungs. The disease is characterised by excessive mucus production and difficulty in clearing the lungs, resulting in diminished quality of life for the sufferer. The study enrolled 60 patients and studied the effects of Bronchitol against an inactive placebo. The results of the study were very impressive, showing unequivocally, in this group of patients, that Bronchitol had a positive impact on their quality of life. The unsolicited feedback from the patients was overwhelmingly positive and we are now supplying the drug to individuals under the Special Access Scheme. This scheme is administered by the TGA and provides a mechanism whereby patients can receive access to unapproved drugs on an individual, compassionate use basis. We continue to work hard to complete the Bronchitol clinical program and look forward to filing the necessary marketing authorisation forms so that the drug can become much more widely available.

Bronchitol is also being studied for its ability to assist with the clearance of mucus from patients with cystic fibrosis. Clinical trials in patients with cystic fibrosis are notoriously difficult, given that patients often need to stop taking other medications in order to participate.

CEO’s Report

Nevertheless, we have now completed a study with the support of hospitals in Australia and New Zealand. This trial closed recruitment during the year and reported after the close of the year. In the trial, patients treated with Bronchitol improved their lung function significantly over a two week treatment period. This very important result positions Bronchitol as a new therapeutic option for patients with cystic fibrosis. The trial was part of three studies at various stages of completion in this patient group. We are involved in a study to determine the most appropriate dose as well as a study looking at the performance of Bronchitol against the market leading treatment for mucus clearance. On completion of these studies, an additional longer term study will be required before seeking authorisation to market Bronchitol.

Autoimmune disease

A healthy immune system is essential for the destruction of dangerous microbes and neutralisation at their site of invasion and location where they persist. This beneficial property of the immune system is unfortunately paralleled in a number of autoimmune diseases, in which the immune system actually targets and destroys specific tissues of the body. Our efforts to develop drugs to prevent this destruction have progressed steadily and are now at the point where they can contribute meaningfully to the long-term growth of the company. Our lead product for the treatment of multiple sclerosis is undergoing preclinical tests before it can be studied in volunteers. PXS25 suffered from poor absorption following oral administration and, to combat this problem, a variant of PXS25 known as PXS64 has been developed.

We have been granted a number of patents that protect our work in the autoimmune disease area and the most recent US patent was issued during the year.

Behind PXS64 and still at the research phase is a project aimed at finding new treatments for rheumatoid arthritis. We are working to identify a robust clinical candidate from this work.

The Year Ahead

We anticipate that the year we are entering will be one of the most significant in the relatively young life of Pharmaxis. Our biggest task will be to guide Aridol through the market authorisation process and our biggest challenge will be to ensure a successful commercial launch of Aridol. This then is the year when we expect to move from a company developing products to a company generating revenue. This important event will represent the culmination of over ten years work by the Aridol discovery and development teams.

On the clinical front, I expect the year to be dominated by cystic fibrosis. With three clinical trials in progress and two scheduled to report in the forthcoming year, it is a year in which we can position Bronchitol at the forefront of new potential treatments for cystic fibrosis. This is significant as it will help us gain support amongst the respiratory physicians and patients with the disease.

For our various bronchiectasis projects, it will be a year of endeavour, ensuring clinical trials proceed smoothly and on schedule to prepare the way for market registration during 2007.

Those shareholders that have been with us since our public debut in November 2003 will have witnessed first hand the growth in the company as we have moved our products closer to the market place. I am very pleased to have your support and to welcome newer shareholders to what will be a very interesting and important year for your company.

Alan Robertson
Chief Executive Officer

8 Pharmaxis Annual Report: 2005

Product Development

Targeting Respiratory Diseases

Pharmaxis is focused on the development of two key products targeting respiratory diseases:

•	Aridol for asthma and chronic obstructive pulmonary disease (COPD); and,

•	Bronchitol for COPD and cystic fibrosis.

Aridol

Aridol is a new challenge test designed to identify patients with active airway inflammation such as occurs in asthma, and provide information on the severity of their disease and the effectiveness of their current treatment. Aridol has also been shown to have valuable applications in the management of COPD.

The Aridol test uses mannitol, a common sugar-alcohol formulated as a dry powder for inhalation. The fine powder is encased in a capsule, and is administered to the patient in increasing doses using a simple inhaler device that delivers an exact dose of the drug. If the patient has airway inflammation, this temporarily reduces the amount of air the patient can exhale. The patient’s lung capacity is measured after each dose, revealing the extent of lung inflammation. Testing takes approximately 15 to 25 minutes in the GP’s or specialist’s office.

At present there are no indirect respiratory challenge tests approved by the regulatory authorities in the US, Europe or Australia. On approval, Aridol will be the world’s first challenge test designed to help the management of airway inflammation in patients with asthma, filling an important clinical need.

Aridol for Asthma

During the year, Pharmaxis has been preparing for the commercialisation of Aridol for the management of asthma. We expect to launch Aridol in Australia and in Europe early in 2006 pending approval from the relevant authorities.

Phase III clinical trials completed

The clinical trials required for Aridol registration in Australia and Europe have been completed. A pivotal 12-month Phase III registration study involving 646 Australian subjects and 12 hospitals demonstrated that Aridol is an effective and safe bronchial challenge test for use in the diagnosis of asthma. This was one of the largest clinical trials ever undertaken by an Australian pharmaceutical company. In the trial, Aridol correlated well with patients diagnosed as asthmatic by an expert physician. Importantly, the test results showed that 25 per cent of the asthmatic patients should have their medication increased or changed to improve control of their disease, and up to 17 per cent could have their medication decreased without adverse effects.

Marketing applications in Australia and Europe

Based on our Phase III trial results, a marketing application for the Aridol airway function test was submitted to the Australian Therapeutic Goods Administration (TGA) in January 2005 and we were informed in March that the dossier has been accepted for review. We are hopeful that authorisation from the TGA to market Aridol will be received this year.

A similar marketing application was made to the Swedish Medicinal Products Agency (MPA) in May 2005, following the collection of additional stability data. The authorisation process can take from six to eighteen months and will enable Pharmaxis to market Aridol in the 25 countries of the European Union.

US Phase III trials to commence

US Phase III clinical trials of Aridol in patients suspected of having asthma are due to start in mid-2005, following the US FDA’s acceptance of our Investigational New Drug Application in November 2004 and the finalisation of protocols. The US-specific data resulting from these trials will enable us to submit a marketing authorisation application in the US.

Manufacturing

Pharmaxis has undertaken a major expansion of its Sydney production facilities over the last year to fulfil the needs of clinical trial participants and meet the expected market demand for Aridol. New machinery has been sourced and installed, increasing our production capacity three fold. The TGA has inspected the facility expansion and re-issued its approval to manufacture for trials. As part of registration requirements, we will upgrade the Good Manufacturing Practice (GMP) licence to enable us to manufacture Aridol for commercial sale.

International commercialisation

The commercialisation of Aridol internationally has been an important priority over the last twelve months. Staff with experience in respiratory product commercialisation

10 Pharmaxis Annual Report: 2005

Worldwide development of Aridol

have joined the Pharmaxis team, and advanced our plans for Australia, Europe and the USA. In Australia, Pharmaxis will undertake the marketing of Aridol and have direct contact with key customers. An Australian sales force will be appointed and trained during the latter half of 2005 to enable sales and market development activities to start as soon as marketing approval is received.

Due to the size of the USA and European markets, Pharmaxis will appoint distributors to help with marketing Aridol, with the intention of increasing the speed of market penetration. This approach will allow Pharmaxis to take advantage of established networks for marketing, sales and distribution, and respiratory communications within these key markets.

Scientific presentations/publications

The results of our Australian Aridol Phase III clinical trials were presented at four major scientific meetings by our scientific collaborators. A presentation on Aridol was made at the European Respiratory Society Annual Congress in Glasgow, Scotland in September 2004. During March, the 61st Annual Meeting of the American Academy of Allergy, Asthma and Immunology was held in San Antonio, Texas, and the Thoracic Society of Australia and New Zealand Annual Conference was held in Perth; the presentation in Perth was recognised by a prestigious award. In May, the American Thoracic Society met in San Diego, California. In addition, various scientific articles on Aridol were published during the year.

A study sponsored by a clinical investigator in Copenhagen has been completed and the data is to be presented at the European Respiratory Society meeting in September 2005.

Ongoing clinical trials

There is strong interest in Aridol from many of the world’s leading asthma research centres. Pharmaxis develops and supports its international network of independent trialists who are interested in using Aridol; the map illustrates the clinical trial activities around the world. Currently there are 21 studies either in progress or at the planning stage involving more than 3,500 patients. The successful completion of these studies will add to the extensive body of available evidence on Aridol and assist us to educate respiratory specialists and doctors on the merits of the product.

Aridol for COPD

As foreshadowed in the results of a pilot clinical study announced in April 2004, Aridol has been shown to have valuable applications in the management of chronic obstructive pulmonary disease (COPD) in addition to its utility in asthma. The Swiss study of COPD patients has since been published in a leading peer-reviewed international journal. The study found that Aridol can predict whether patients with COPD will receive a clinical benefit from inhaled steroids. As approximately 20 per cent of COPD patients are likely to respond to inhaled steroids, the use of Aridol streamlines COPD treatment, optimises the use of medication, and reduces steroid exposure, thus avoiding potential drug side effects.

These findings open up a new market opportunity for Aridol. Building on the success of the pilot study, a larger clinical trial is being run in Australia to further investigate the application of Aridol in COPD, with the intention of gathering sufficient data to allow registration for this indication.

Product Development

Outlook for Aridol

Clinician case study

Both patients and doctors will benefit from the ability to confirm a diagnosis of asthma, assess its severity, and identify the appropriate treatment, according to respiratory physiologist and asthmatic Dr John Brannan, who has tested the Aridol kit.

“Diagnosis can be difficult even for an experienced physician, as symptoms alone are not necessarily indicative of asthma or its severity. Aridol’s portability, safety and ease of administration will assist doctors to confidently diagnose and manage their patients’ condition in their own offices with minimal equipment and preparation,” says Dr Brannan.

He believes the Aridol test will also play an important role in educating patients and enabling them to effectively control their symptoms on a day-to-day basis. “Based on the results of the Aridol test, doctors can explain to patients the role that airway narrowing plays in their asthma, and also why preventative drugs are important in asthma management.”

Bronchitol

Bronchitol is under development for the management of chronic obstructive lung diseases such as chronic bronchitis, bronchiectasis and cystic fibrosis, which share a common problem of abnormal production and ineffective clearance of mucus in the lungs. Bronchitol helps to restore normal lung function, enabling patients to clear mucus from their lungs more easily and ultimately, improving the quality of life for patients.

Like Aridol, Bronchitol is produced from a naturally occurring sugar called mannitol. The mannitol is formulated into a dry powder with a particle size small enough to allow patients to breathe it into their lungs from a convenient hand-held inhaler.

Bronchitol is thought to increase mucus clearance by:

•	changing the viscosity of mucus, making it easier to clear

•	restoring the surface liquid surrounding the lungs

•	increasing the effectiveness of the cilia, and

•	stimulating the patient to cough.

The net result for patients taking Bronchitol is expected to be:

•	improved mucus clearance;

•	longer cough-free periods;

•	improved quality of life; and

•	fewer infections.

Bronchitol for Bronchiectasis and Cystic Fibrosis

Clinical trials with Bronchitol were conducted during the year to evaluate the product as a therapeutic for people suffering from bronchiectasis and cystic fibrosis. These studies were designed to test the product’s effectiveness and to set the stage for the final clinical trials before seeking marketing approval.

Phase II bronchiectasis trial completed

A 60 patient Phase II clinical trial was completed in Australia and New Zealand in volunteers with bronchiectasis. The results from the study were released in September 2004. The trial was very successful and demonstrated that Bronchitol had a major impact on improving the quality of life for people with bronchiectasis. This is the first time anywhere in the world that a new drug has been shown to be of benefit for people with

12 Pharmaxis Annual Report: 2005

this disease, and positions Bronchitol in a unique class. It was also encouraging to receive unsolicited feedback from trial participants asking us to accelerate the development program.

Phase III clinical trials to commence

Discussions have been held with European and US regulatory authorities to determine the extent and scope of the clinical studies required to gain approval to market Bronchitol for bronchiectasis. A protocol is being finalised with the key investigators and we expect to commence the Phase III study in late 2005 through centres in Australia and Europe.

Orphan drug status granted in US

Bronchitol was granted orphan drug status for bronchiectasis by the US FDA in February, and for cystic fibrosis in July 2005. Orphan drug status is granted to those products intended for the diagnosis, prevention and treatment of rare diseases, or conditions where no current therapy exists or therapy could be improved. Bronchitol’s orphan drug status entitles Pharmaxis to a range of incentives including a seven-year period of market exclusivity and assistance with study design that will contribute to speeding the product through clinical development.

Compassionate use of Bronchitol

Several Australian patients who participated in previous clinical studies have successfully applied to the TGA via their doctors for compassionate use of Bronchitol under the Special Access Scheme. The TGA makes case-by-case assessments as to whether seriously ill patients may have continued access to a pharmaceutical that has not yet been granted marketing approval.

Scientific presentations/publications

The results of the Phase II Bronchitol clinical study were announced and presented in September 2004 at the European Respiratory Society Annual Congress in Glasgow, Scotland. Bronchitol was also the subject of a number of publications in peer-reviewed journals during the year.

Ongoing Clinical Trials

Over the past year, the number of trials investigating Bronchitol has increased. There are currently two Pharmaxis-sponsored Bronchitol trials for bronchiectasis either in progress or in preparation around the world.

Patient case study

Bronchiectasis does not just affect older people, as Brett, Todd and Sean’s parents found when the boys were diagnosed with the disease after struggling from birth with wheezing and respiratory infections. The three brothers have primary cilia dysplasia, a genetic condition that caused them to develop bronchiectasis.

Now 17 years old, Brett manages his own physiotherapy twice a day to help clear the mucus from his lungs. “Physio takes a lot of time and I also have to use a PEP mask, which covers my face and is quite claustrophobic,” says Brett, who is in his final year at school and manages to play rugby despite his health.

Brett participated in a trial of Bronchitol to help find an effective way to reduce his constant coughing, throat-clearing, and recurring infections. Until registered, his only means of continued supply is via the TGA’s Special Access Scheme, which approves usage on an individual, compassionate use basis.

Product Development

Patient case study

Looking after your health and avoiding active sports and air pollution is not the usual routine for a teenager. Most young people also don’t need to undergo a regular regimen of physiotherapy, take medication with nebulising equipment, or use a throat catheter to help cough up mucus. This limiting lifestyle prompted 16-year-old Daniel to participate in a recent Bronchitol trial for his cystic fibrosis, which involved taking Bronchitol capsules using a dishwashable, pocket-sized inhaler.

“For me, the most irritating symptom of CF is my persistent cough; it takes a lot of time and energy to continually clear my lungs. Anything that reduces the phlegm, makes it easier to breathe, and stops me coughing all the time means I have so much more energy for all the things I want to do with my friends,” says Daniel, who finds enjoyment in less strenuous sports like abseiling, bowling and rock climbing.

While Daniel doesn’t go to school and now works from home as a computer consultant to ensure a quiet lifestyle, he is optimistic that medical advances will help him better manage his disease in the future.

Bronchitol for Cystic Fibrosis

Several clinical trials are being conducted in various centres to determine the efficacy of Bronchitol in patients with cystic fibrosis, many of whom are children.

Phase II trial completed

In August 2005, we announced topline results from a Phase II clinical trial involving 39 patients with cystic fibrosis. The primary endpoint was change in Forced Expiratory Volume in 1 second, known as FEV1. This is a quantative measure of the volume of air a patient can exhale in one second, and is the most frequently used measure of the degree of airway obstruction. The results from these 39 patients indicated that, in this study and over a 14 day period, 420mg of Bronchitol administered twice a day had a positive impact on lung function. Respiratory symptoms were also significantly improved as compared to placebo.

Phase II UK trial underway

In another Phase II study being conducted in the UK, we are comparing Bronchitol to Pulmozyme®, the market-leading drug for the management of cystic fibrosis. The results are expected in 2006.

Dosing study to begin

A study to determine the most appropriate dose of Bronchitol required for its therapeutic effect received approval from the Canadian authorities in July 2005. Patient enrollment should commence in September.

Orphan drug status granted in US

In July the indications for Orphan Drug status granted in February were expanded to include cystic fibrosis. The expansion similarly entitles Pharmaxis to range of incentives including a seven year period of marketing exclusivity and study design assistance for Bronchitol’s use in cystic fibrosis.

Outlook for Bronchitol

Pharmaxis is most advanced in its development of Bronchitol for the treatment of bronchiectasis, with Phase III trials to commence shortly. Phase II trials of Bronchitol for cystic fibrosis are underway: the first of the Phase II trials for Bronchitol in cystic fibrosis is complete and two more, in Canada and in the United Kingdom, are about to commence. We expect to commence a second Phase II trial in chronic bronchitis during the 2006 financial year.

14 Pharmaxis Annual Report: 2005

Asthma

What is asthma?

Asthma is a serious condition in which the small airways of the affected person’s lungs suddenly constrict when they are exposed to certain triggers, such as dust mites, pollen, exercise, or even dry air. During an asthma ‘attack’, the person’s airway lining rapidly becomes inflamed and swollen, the muscles around the airways tighten, and excess mucus is produced as the body reacts to the trigger. This reaction causes reduced airflow into and out of the lungs, and the person has to gasp for breath.

Asthma is a major public health problem affecting 52 million people around the world, including 2 million Australians and 15 million Americans. The disease is usually life-long and claims around 400 lives in Australia each year and 4,500 lives in the US. Recent studies have shown that the incidence of asthma in Australian children is increasing.

The disease has a major impact on the quality of life of asthmatics and their families, with many sufferers requiring daily medication and modifications in their lifestyle. In addition to the human price, asthma is a major burden on the healthcare system. For example, the cost to the US healthcare system is US$15 billion per year.

How is asthma currently managed?

The effective diagnosis, monitoring and management of asthma remain key challenges for doctors and asthmatics. The primary method currently used to diagnose asthma has remained unchanged for many years, with a diagnosis arrived at through a detailed history and physical examination of the patient.

Exercise challenge tests and methacholine inhalation tests are procedures used most frequently in clinical laboratories to evaluate airway responsiveness. While a methacholine test can indicate the presence of asthma, it is not sensitive or specific enough for asthma, nor does it give a precise or objective measure of the seriousness of the patient’s condition. As a consequence, under-diagnosis and misdiagnosis of asthma continues to be serious medical issues that impact extensively on people’s health and quality of life.

There are a number of therapeutic options to treat the symptoms of asthma, including inhalers that expand the airways, and preventative measures such as anti-inflammatory medications.

The absence of a simple accurate test not only hinders the diagnosis of asthma, but also makes it difficult for doctors to monitor the severity of their patients’ asthma to ensure they receive the most appropriate dose of medication.

Many asthma sufferers have poor control of their disease, placing an over reliance on bronchodilators to control their asthma symptoms. At the other extreme, many people with asthma have few outward symptoms and can become less diligent with their asthma management.

Much of the deterioration in the quality of life of asthma sufferers could be prevented through correct early diagnosis of the disease, appropriate treatment, and effective ongoing monitoring. Pharmaxis is committed to meeting this medical need.

Chronic Obstructive Pulmonary Disease

Chronic Obstructive Pulmonary Disease or COPD encompasses a number of serious conditions affecting the lungs (pulmonary system), including emphysema, chronic bronchitis and bronchiectasis.

More than 30 million people are affected with COPD worldwide. COPD is responsible for the deaths of more than 100,000 people a year in the US and Western Europe alone, making it the fourth leading cause of death after heart disease, cancer and stroke. The disease costs the US healthcare system US$40 billion each year.

A key therapeutic goal for clinicians treating these patients is to assist the natural process of keeping the mucus hydrated and clearing it from the lungs. Current management of COPD generally involves bronchodilators and steroids. However, only one in five patients respond positively to inhaled steroids and it is impossible to determine which patients will respond to steroids without conducting a trial.

Maintaining a reasonable quality of life for COPD sufferers and their families is also a challenge; they have to deal with problems associated with breathing difficulties, respiratory infections, poor sleep, general discomfort, lifestyle limitations, and the gradual deterioration of lung function over the years. Pharmaxis is focused on developing products for chronic bronchitis, bronchiectasis and cystic fibrosis.

Product Development

How do the lungs clear mucus?

The inside lining of our airways is covered by millions of fine hair-like structures called cilia, which are in turn covered by a thin layer of mucus, secreted by the lungs to defend against germs, dust particles and other foreign bodies.

In lung cells, salt moves through chloride channels in the cell membrane to the airway surface. Then, just as a dry sponge soaks up water, the chloride and sodium combination pulls water into the lungs to create a thin fluid layer that coats the airway surface and keeps the cilia moist so they can do their job of moving foreign particles along the airway and out of the lungs. The cilia move continuously and propel the overlying blanket of salt, water and mucus up to the throat, where secretions are swallowed or expelled as sputum (this process is called mucociliary clearance).

This constant process, which is barely noticeable in healthy people, helps keep the airways clean, allows the passage of clean, warm air through the lungs, and removes any foreign bodies from the airways, preventing infection.

People with COPD (and with cystic fibrosis) are generally affected by a breakdown in the natural mechanism of cleansing, hydrating, and protecting the mucus lining their airways. They face the ongoing challenge of clearing excessive and thickened secretions from their congested lungs, usually by constant coughing.

Bronchiectasis

What is bronchiectasis?

Bronchiectasis is a progressive lung disease in which the small airway walls are dilated and usually chronically inflamed, with a resulting poor clearing of the increased mucus production. Chronic inflammation of the walls of the airway is common in all types of bronchiectasis. This is often a result of a vicious cycle of bacterial infection, in which damage to the lungs further predisposes the lung to more infections. The body repairs the damaged lung tissue by forming tough, fibrous material, which leads to changes that impair normal lung structure and function. Effects include:

•	reduced lung capacity;

•	poor gas-exchange;

•	changes of the organisation of blood vessels; and,

•	overall increased blood flow through the lungs.

These changes can ultimately lead to heart failure. Recurrent lung infections commonly reduce patients’ quality of life; progressive respiratory insufficiency is the most common cause of death.

Bronchiectasis affects over half a million people worldwide. Most cases of bronchiectasis develop during childhood, and can be a result of infections such as pneumonia or the inhalation of noxious substances.

How is bronchiectasis currently managed?

Treatment today is aimed at controlling infections, secretions, airway obstructions and complications. Regular, daily postural drainage to remove bronchial secretions is a routine part of treatment for sufferers.

Early diagnosis and treatment of bronchiectasis and the infections that occur are very important in managing the disease. As ineffective mucus clearance is a major element of bronchiectasis, medications similar to those for chronic bronchitis are utilised, including inhaled bronchodilators to dilate the airways. Although antibiotics can be used to some effect to clear infections, there are no therapeutic products available to effectively clear excess mucus secretions and improve the quality of life of sufferers.

Chronic Bronchitis

What is chronic bronchitis?

Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with symptoms including a chronic cough producing mucus, and shortness of breath. Due to the difficulties they have in clearing mucus from their lungs, sufferers are prone to periodic bacterial infections where their cough worsens, mucus production increases, and breathing becomes more difficult. These episodes damage and scar the bronchial lining and contribute to continued chronic inflammation and immune-mediated cell damage as the body struggles to fight the infections. This cycle of infection and internal scarring causes a progressive decline in the patient’s lung function, reducing their quality of life.

The disease is caused by inhaling some form of lung irritant repeatedly for many years, most commonly cigarette smoke. Chronic bronchitis is slow to develop and is often not diagnosed until the sufferer is in their 40s or 50s. The exact prevalence in the community is unknown but may be as high as 10 per cent of people over the age of 45.

16 Pharmaxis Annual Report: 2005

How is chronic bronchitis currently managed?

Conventional treatment of chronic bronchitis includes various general supportive measures such as:

•	giving up smoking;

•	limiting exposure to dust and chemicals;

•	avoiding sudden temperature changes;

•	undertaking chest physiotherapy and deep-breathing exercises; and,

•	increasing fluid intake to keep the bronchial secretions thin.

While there are a number of medications that dilate the airway and reduce airway inflammation (bronchodilators) in chronic bronchitis sufferers, there are few therapeutic products available to effectively clear excess mucus secretions. This presents a major medical challenge, as ineffective mucus clearance is a major cause of infection and progression of the disease.

Cystic Fibrosis

What is cystic fibrosis?

Cystic fibrosis is an inherited, life-limiting disease that affects the body’s exocrine glands, which produce mucus, saliva, sweat and tears. In cystic fibrosis, a genetic mutation disrupts the delicate balance of sodium, chloride and water within cells, causing the exocrine glands to secrete fluids that are poorly hydrated and therefore thicker and stickier than fluids in people without cystic fibrosis. This leads to chronic problems in various systems of the body, particularly the lungs and pancreas, and the digestive and reproductive systems.

In the lungs of a cystic fibrosis patient, the thick mucus and the thinning of the airway surface liquid make it nearly impossible for the cilia to clear bacteria from the airway. This severely impairs the natural airway-clearing processes and increases the potential for bacteria to be trapped, leading to respiratory infections that may require hospitalisation. Impairments in these vital lung defence mechanisms (see How do the lungs work? in COPD section) typically begin in early childhood and often result in chronic secondary infections, leading to progressive lung dysfunction and deterioration.

Although the life expectancy of cystic fibrosis sufferers has increased over the past few decades due to better management of the disease, the median life expectancy today for patients with cystic fibrosis is only 31 years of age.

There are 33,000 diagnosed cystic fibrosis patients in the US and 75,000 in the eight major pharmaceutical markets. In Australia, 2,500 people suffer from the disease, 20% of whom are children under five years of age.

How is cystic fibrosis currently managed?

Currently, there is no cure for cystic fibrosis. The goal for doctors treating cystic fibrosis sufferers is to hydrate, break down and move the excessive, sticky mucus secretions to improve lung function and reduce the number and severity of secondary lung infections. Cystic fibrosis sufferers and their carers are generally able to manage the condition at home using a combination of exercise, daily physiotherapy, postural drainage, and chest percussion (to assist the sufferer to expel mucus from their lungs). Depending on the severity of the condition, caring for a person with cystic fibrosis can take several hours of at-home treatment every day.

Medications to treat cystic fibrosis are limited, and few are very effective or convenient. Nebulised medications, delivered by aerosol or a facemask, are used to make the mucus less thick and sticky and open up the airways. Antibiotics may also be required to treat secondary infections. There have been no therapeutic advances to help clear congested lungs for patients with cystic fibrosis in the past 10 years.

Product Development

Targeting Autoimmune Diseases

When functioning normally, the body’s immune system reacts appropriately against foreign or harmful substances and provides essential protection against infectious agents. In autoimmune diseases, the immune system reacts to the body’s own naturally occurring proteins or other molecules, giving rise to diseases such as multiple sclerosis, rheumatoid arthritis, psoriasis and irritable bowel disease.

In the past financial year, our Canberra-based team has continued its focus on developing new immune response modifiers for the treatment of multiple sclerosis (MS) and rheumatoid arthritis. The lead candidates are PXS25 and its pro-drug PXS64 for multiple sclerosis, and PXS2076 for rheumatoid arthritis. PXS25 was discovered by our scientists and is designed to prevent the inappropriate migration of immune cells to healthy tissue. It is a small molecule that blocks the function of a protein on the surface of the immune cell. PXS2076 is derived from the earlier compounds PXS2000 and PXS2030, and has a more favourable pharmaceutical profile. Accordingly PXS2076 has replaced PXS2000/PXS2030 as a drug development project.

PXS25/64 FOR MULTIPLE SCLEROSIS

Our approach

PXS25 has been designed to prevent the abnormal movement or migration of immune cells (leukocytes or T-cells) from the blood vessels to the surrounding tissue. In a disease such as multiple sclerosis, immune cells will migrate to the myelin sheath insulating the nerves and interfere with its function. The myelin sheath is the insulation surrounding the nerves allowing them to conduct electrical signals efficiently. When this process is disturbed patients can lose control of their muscle function.

PXS25 has been identified as a selective inhibitor of T-cell migration and has been demonstrated to be effective in rodent models of experimentally-induced MS.

We believe PXS25 prevents the immune cell (leukocyte) from breaking down tissue once it has escaped from the blood vessel, thereby preventing immune cells from contributing to the tissue destruction that is the hallmark of diseases such as multiple sclerosis.

Pictured below is a diagrammatic representation of the process that has to occur in order for an immune cell to leave the blood vessel. The leukocyte is captured by specific receptors on the blood vessel wall and then following a period of slow rolling becomes fixed to the blood vessel. The immune cell will then squeeze between gaps in the blood vessel wall and migrate to the myelin sheath that surrounds the nerves and is essential for their conductance.

Unlike existing approaches to the management of multiple sclerosis, PXS25 is taken by mouth in humans, rather than given by injection.

Development status

Prior to being evaluated in patients with MS, an experimental compound such as PXS25 has to be shown to be safe. A large-scale synthesis of PXS25 was completed and safety testing by a contract research organisation in Europe was in progress ahead of the human clinical studies. PXS25 was suitable for oral administration but it had a low level of absorption which meant that fairly large doses of drug had to be taken in order to achieve the desired effect. During the year, our research group identified a pro-drug of PXS25 that delivered PXS25 much more effectively. This compound is known as PXS64 although the active ingredient remains PXS25.

18 Pharmaxis Annual Report: 2005

Multiple sclerosis has been chosen as the first clinical target for PXS25 although it also shows promise in the treatment of rheumatoid arthritis. Following a demonstration of effectiveness in multiple sclerosis, PXS25 will be evaluated in other diseases such as rheumatoid arthritis.

Multiple Sclerosis

What is Multiple Sclerosis?

Multiple sclerosis is a chronic, debilitating disease of the central nervous system. While the cause of multiple sclerosis remains elusive, it is thought to be the result of an autoimmune reaction. The immune system attacks and damages the protective protein sheath (known as myelin) that insulates the nerve cells and helps speed the conduction of nerve signals to the brain and spinal cord. Damaged myelin is eventually replaced by scar-like tissue, which causes nerve signals to be slowed or halted.

The progression, symptoms and severity of the disease vary greatly between patients, although it is most often characterised by unpredictable ‘attacks’ or flare-ups in symptoms, followed by periods of remission. Most multiple sclerosis patients experience muscle weakness in their extremities (such as hands and feet) and difficulty with coordination and balance. Other symptoms may include blurred vision, bladder and bowel problems, extreme tiredness, slurred speech and tremors. About half of multiple sclerosis sufferers have difficulties with concentration, attention, memory, and judgment, but intellectual and language abilities are generally spared.

The majority of multiple sclerosis sufferers do not become severely disabled, but, in the worst cases, multiple sclerosis can cause partial or complete paralysis and render a person unable to write, speak, or walk. Although the disease reduces their quality of life, most people with multiple sclerosis have a normal life expectancy. Multiple sclerosis affects more women than men, and the average age of onset is 20-40 years.

Multiple sclerosis affects about 1.1 million people in the western world, including 15,000 Australians. The average annual economic cost of multiple sclerosis in the US has been estimated at more than US$7 billion, or about US$34,000 per patient. About 40 per cent of this cost results from medical treatments and most of the balance from indirect costs, including lost earnings.

How is multiple sclerosis currently managed?

Although treatments aimed at delaying the progression of the disease do exist, there is no cure for multiple sclerosis.

In the past, steroids were the principal medications for multiple sclerosis; while steroids cannot affect the course of multiple sclerosis over time, they can reduce the duration and severity of attacks in some patients. Other drugs such as beta interferon are now preferred. The goals of therapy are threefold:

•	to improve recovery from attacks;

•	to prevent or lessen the number of relapses; and,

•	to halt disease progression.

In spite of these advances in treatment, new, more effective therapies are required. To date, the major treatments have concentrated on relieving the symptoms of the disease rather than addressing the underlying cause. Current treatments have limited effectiveness, cause side effects, and are given by injection, which most patients find unpleasant.

Product Development

PXS2076 for Rheumatoid Arthritis

Discovered by Pharmaxis research scientists, PXS2076 is a member of a family of new synthetic compounds that exploits the positive clinical benefits that can be obtained from the administration of cannabis. During the year, we have developed our understanding of the chemical series and have identified a number of promising clinical candidates. PXS2076 is a compound that binds to the same cellular receptor as that of the active principal of cannabis. While it was originally designed to provide relief of symptoms for people with multiple sclerosis (MS), we have found it to be a promising candidate for treating people with rheumatoid arthritis.

Our approach

For some time now, it has been recognised that cannabis can bring symptomatic relief for patients with diseases such as multiple sclerosis and rheumatoid arthritis. We have now designed and developed a new series of compounds that retain the beneficial properties on the immune system associated with cannabis, but do not have undesirable effects on the patient’s mental state. PXS2076 has been found to not only treat the inflammation associated with rheumatoid arthritis but to inhibit the pain associated with the disease.

PXS2076 also prevents immune cells from releasing inflammatory proteins such as Tumour Necrosis Factor (TNF). TNF is a small protein that is produced primarily by immune cells, and is one of the key proteins in the initial line of defence against disease-causing microorganisms. However, unregulated effects of TNF include the migration of white blood cells from the blood and degradation of connective tissues and cartilage. This produces inflammation and tissue destruction that are the hallmarks of rheumatoid arthritis.

Development status

PXS2076 and related members of the series have been undergoing tests to determine their suitability for clinical use. Unlike the active ingredient in cannabis, PXS2076 can be delivered by the oral route of administration and our research efforts are focused on identifying the best possible compound to advance to clinical testing.

Rheumatoid Arthritis

What is rheumatoid arthritis?

Rheumatoid arthritis is form of arthritis that causes inflammation and stiffness in the lining of the sufferer’s joints; the fingers and feet are usually first affected, followed by the wrists, knees, shoulders, ankles and elbows. Although its exact cause is unknown, rheumatoid arthritis is thought to result from an autoimmune condition.

The disease varies a great deal from person to person. For some sufferers, it can last for up to two years, then go away without causing any noticeable damage. Other patients have mild or moderate disease, with periods of worsening symptoms, called flares, and periods in which they feel better, called remissions. Still others have severe, progressive disease that is active most of the time, lasts for many years, and leads to serious joint damage, painful deformity, and disability.

Rheumatoid arthritis affects 1-3 per cent of the population in the US and Europe or around 5.5 million people; 70 per cent of sufferers are women. Although the disease can affect any age group, most cases start at around 30-40 years of age.

How is rheumatoid arthritis currently managed?

Disease-modifying anti-rheumatic drugs are reserved for moderate to severe forms of rheumatoid arthritis. They have demonstrated an ability to alter the course of the disease, but are associated with increased safety risks. Sufferers with milder forms of the disease are generally treated with anti-inflammatory medications. Many people with severe rheumatoid arthritis need to modify their lifestyle in order to cope with the disabling effects of the disease.

Recently, drugs that have targeted the inflammatory protein Tumour Necrosis Factor (TNF) have brought relief to patients and slowed the progression of the disease. These drugs are very effective for some patients, however, not all patients respond and they are usually reserved for the more severe cases. They do have side effects and the drugs are not well received by the patients as they involve complicated injecting routines.

20 Pharmaxis Annual Report: 2005

Our People

Pharmaxis has an internationally experienced senior management team of pharmaceutical and technology industry professionals with a successful record in developing and commercialising breakthrough products. The company is supported by an experienced Board of Directors and a Scientific Advisory Board.

We currently employ 33 people at our Frenchs Forest headquarters in Sydney's north, compared to 20 this time last year. Frenchs Forest houses our TGA-accredited manufacturing facilities, and our preclinical development, clinical, commercial and administration teams. Research activities are undertaken at the John Curtin School of Medical Research at the Australian National University in Canberra, where we have an 8 person team.

Our People

Board of Directors

Denis Hanley AM MBA

Independent Chairman

Denis Hanley is a leading expert in developing and commercialising new technology and has extensive experience in building Australian corporations to become successful global entities. He joined the board of Pharmaxis as chairman in October 2001. Denis’s experience includes 14 years as chief executive officer of Memtec Limited, growing the start-up company to become an international force in filtration and separations technology, listed on the New York Stock Exchange with a market capitalisation of $600 million. Prior to this, Denis spent more than a decade at global medical company Baxter Healthcare, both in the US and as Australian Managing Director.

Denis has served on the Australian Industry Research and Development Board and various technology councils and roundtables.

Alan D Robertson BSc PhD

Chief Executive Officer

Dr Alan Robertson has more than 20 years’ experience in drug discovery and product development with leading pharmaceutical companies, including eight years with Wellcome plc in London and most recently with the Australian companies Faulding and Amrad. He has also assisted early-stage pharmaceutical companies in their start-up and development and was the founding Managing Director of Pharmaxis. Alan has been CEO of Pharmaxis since July 2000 and has been instrumental in building the company to its present position.

The co-inventor of 18 patents and author of more than 35 scientific papers, Alan has a PhD in synthetic organic chemistry from the University of Glasgow and has extensive practical understanding of both the clinical and management aspects of the pharmaceutical industry. He has been actively involved in the discovery, development and marketing of various compounds, including new treatments for migraine and cardiovascular disease. Alan is the inventor of the migraine therapeutic Zomig, which is marketed worldwide by Astra Zeneca.

Brett Charlton MBBS PhD

Medical Director

Dr Brett Charlton is a medical researcher and specialist in autoimmune disease and diabetes, and has over 15 years’ experience in clinical trial design and management. Brett co-founded Pharmaxis with Dr Bill Cowden in 1998.

Brett has written more than 60 scientific papers, attracted significant research grants, and served on professional society committees. He has been a consultant to the pharmaceutical, medical and biotech industry since 1985. Brett was founding Medical Director of the National Health Sciences Centre and established its Clinical Trials Unit. Prior to joining Pharmaxis, Brett held positions with the Australian National University, Stanford University, the Baxter Centre for Medical Research, Royal Melbourne Hospital, and the Walter and Eliza Hall Institute.

Brigitte Smith B Chem.Eng. MBA MALD

Non-Executive Director

Brigitte Smith is a venture capital investor with more than ten years’ experience in strategic management consulting and working with early stage technology-based businesses in the US and Australia. She has served on the Pharmaxis board since October 1999.

Brigitte is managing director of GBS Venture Partners, the specialist life science venture capital business she co-founded in 2002 after completing a management buy-out from Rothschild Bioscience. Brigitte sits on the board of five of GBS Venture Partners’ portfolio companies. A former Fulbright Scholar, Brigitte is also an Adjunct Senior Lecturer at Melbourne Business School, where she teaches Entrepreneurial Finance.

Charles PH Kiefel B Com.

Non-Executive Director

Charles Kiefel has more than 20 years’ experience in finance and investment banking and joined the Board of Directors in May 2003. In a career spanning New York, London and Sydney, Charles has advised a broad range of clients, from technology and telecommunications companies to pharmaceutical and financial services organisations.

Charles is currently Chairman of the Military Superannuation and Benefits Board of Trustees. He was formerly Managing Director of Corporate Finance at ANZ Investment Bank and Director of Corporate Finance at Ord Minnett, and has also worked with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York). He has served as investment banker in numerous initial public offerings and equity raisings.

Malcolm J McComas B Ec. LLB

Non-Executive Director

Malcolm McComas has more than 20 years’ investment banking and five years’ legal experience, particularly in equity and debt finance, acquisitions and divestments, and structuring and implementing major equity issues and privatisations. He has advised on more than 50 equity issues for corporations and governments in various sectors including finance, consumer products, media and telecommunications, manufacturing, and healthcare.

Malcolm joined the Pharmaxis board in July 2003. He is a consultant to corporate advisory, property services and funds management group Grant Samuel, where he was a director from 1999 to 2004. He is also a non-executive director of Australian Investors Limited and non-executive chairman of Sunshine Heart Inc. Malcolm previously served as Managing Director at Salomon Smith Barney and County NatWest.

Carrie Hillyard BSc(Hons) PhD

Non-Executive Director

Dr Carrie Hillyard has more than 30 years’ experience in the complete healthcare product lifecycle and joined the Board of Directors in August 2002. Carrie’s career extends from research in cancer and endocrinology at London University, through patenting and developing novel diagnostic technologies, to assisting entrepreneurs and early-stage life science companies. She is a founder and Partner at CM Capital Investments, where she manages the Life Sciences practice.

22 Pharmaxis Annual Report: 2005

The inventor of six patent families, Carrie has also been involved in liaising with pharmaceutical companies and institutions, licensing technology, managing collaborations, consulting to the biotechnology industry and research institutions, and attracting venture funding. She has also advised government on science and technology matters and is a board member of ANSTO. Carrie was elected a Fellow of the Academy of Technological Sciences and Engineering in 1997 and was awarded a Centenary medal in 2003.

David M McGarvey BA CA

Company Secretary and Chief Financial Officer

David McGarvey has 20 years’ experience as Chief Financial Officer of successful Australian-based international technology businesses, and joined Pharmaxis in December 2002.

After 10 years with PricewaterhouseCoopers, David joined Australian-based technology start-up company Memtec Limited in 1985 as Chief Financial Officer. David was instrumental in the US listing of Memtec on NASDAQ and subsequently the NYSE, involving SEC filings, and dual-jurisdiction debt and equity raisings. During his time at Memtec and its acquirer US Filter, David managed the financial and legal aspects of more than 30 acquisitions, mergers and divestitures in Europe and North America.

Scientific Advisory Board

The members of the Pharmaxis Scientific Advisory Board play an important role advising the company in their areas of expertise.

Sandra Anderson BSc PhD DSc FANZSRS

Dr Sandra Anderson is an expert in the diagnosis and treatment of asthma. She is a world authority in the measurement, management and mechanisms of exercise-induced asthma, and has developed a variety of tests for identifying asthma, including Aridol.

A prolific author and the recipient of numerous awards for her work, Sandra is Principal Hospital Scientist in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney. She is a Vice President of Asthma NSW and Co-Chairman of their Research Advisory Committee. Sandra has served on various international taskforces and committees and is currently part of an independent panel of the International Olympic Committee Medical Commission.

Sandra is actively engaged in the company’s development, participating in technical presentations to various opinion leaders and regulatory authorities around the world.

Norbert Berend AM MBBS MD FRACP

Dr Norbert Berend is Director of the Woolcock Institute of Medical Research at Royal Prince Alfred Hospital, Sydney and is internationally recognised for his work in chronic obstructive pulmonary disease (COPD).

Norbert is active in national and international peer groups, is a member of the COPD Guidelines Working Party, and serves on the Respiratory Clinical Expert Reference Committee of the NSW Department of Health. In addition, Norbert is a Senior Investigator for the Cooperative Research Centre (CRC) for Asthma and a Director of the CRC for Chronic Inflammatory Diseases. He is the author of more than 95 publications on airways disease, emphysema, and infection in COPD.

Norbert was a principal investigator at one site participating in the Aridol trial, as well as serving on trial related safety committees.

Malcolm Fisher AO MBChB MD

Professor Malcolm Fisher is renowned for his work in critical care medicine, having received numerous awards and being named an officer in the Order of Australia.

Based in Sydney, Malcolm is a Staff Specialist in the Intensive Care Unit of Royal North Shore Hospital, and Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine in the Departments of Medicine and Anaesthesia at the University of Sydney. He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and its Australasian chapter, ANZICS. He is the author of two books and more than 130 scientific articles.

Richard JI Morgan CBiol MIBiol DRCPath

Richard Morgan has more than 25 years’ experience in pharmaceutical research and development, and has been involved in the development of a large number of successful, marketed pharmaceutical products.

He has held senior management positions within preclinical safety (a vital precursor to human clinical trials), including Head of Toxicology at pharmaceutical multinational Wellcome and International Head of Toxicology and Preclinical Outsourcing for GlaxoWellcome (later GlaxoSmithKline). He has been responsible for evaluating the preclinical safety of more than 100 new chemical entities, ranging from anti-infectives and anti-parasitics to cancer compounds and vaccines. Richard currently advises UK and Australian companies on toxicology and preclinical discovery and development.

Richard consults to Pharmaxis on the preclinical safety aspects of developing products.

Our People

Senior Management Team

Pharmaxis’s senior management team has decades of combined experience in drug discovery and development, clinical trial design and management, intellectual property protection and management, commercialisation, manufacturing, and international business.

Alan Robertson BSc PhD

Chief Executive Officer

(refer to preceding Board section for details)

David McGarvey BA CA

Chief Financial Officer

(refer to preceding Board section for details)

Brett Charlton MBBS PhD MAICD

Medical Director

(refer to preceding Board section for details)

Bill Cowden PhD

Chief Scientific Officer

Dr Bill Cowden co-founded Pharmaxis with Dr Brett Charlton in 1998 to commercialise new molecules with the potential to treat diseases of the immune system. Bill has more than 20 years’ experience researching and developing therapeutic compounds to treat cancer, infectious disease, and inflammatory diseases, including multiple sclerosis. He is the co-inventor of 12 patents and author of more than 130 scientific papers.

Bill has a long association with the John Curtin School of Medical Research at Australian National University, including senior research positions with the Departments of Medical Chemistry, Experimental Pathology, and Cell Biology and Virology. He is Head of the Immunopathology Research Group, and directs Pharmaxis’s research into autoimmune compounds for multiple sclerosis and rheumatoid arthritis.

John Crapper BSc MBA

Chief Operations Officer

John Crapper has more than 30 years of manufacturing and operations expertise, 18 years of which have been in the pharmaceutical industry. He joined Pharmaxis in July 2003.

John was formerly Senior Vice-President and General Manager of Memcor International and Managing Director of Memcor Australia Pty Ltd; formerly a subsidiary of Memtec, Memcor is a world leader in the design and manufacture of microfiltration membranes and systems. During his 15 years at Memcor, John managed the scale-up of manufacturing equipment and processes developed by the company’s research and development group, established production operations to supply global markets, and implemented supporting QA (Quality Assurance) and (ERP) Enterprise Resource Planning systems. Prior to this, John worked with Syntex Pharmaceutical’s Animal Health division and start-up veterinary pharmaceutical company VR Laboratories.

Ian A MacDonald BSc PhD

Chief Technical Officer

Dr Ian MacDonld has 25 years’ international experience in managing drug discovery and design teams in Europe and USA. He joined Pharmaxis in March 2005. Ian was most recently Vice President of Drug Discovery at Structural GenomiX, USA. His prior experience includes a similar position at Structural Bioinformatics, Vice President of Chemistry with responsibilities for medicinal and bio-chemistry at SIBIA Neuroscience (now part of Merck Research Laboratories), and Merrell Dow (now part of Sanofi-Aventis). Under his leadership, six compounds have been developed and evaluated in clinical trials.

Ian was awarded his BSc and PhD degrees in chemistry from the University of Western Australia, has co-authored more than 74 peer-reviewed manuscripts and book chapters, and is an inventor on 38 issued US patents.

Gary Phillips BPharm MBA

Commercial Director

Gary Phillips has broad operational management experience across the pharmaceutical industry value chain after spending the last 22 years in the healthcare industry in Europe, Asia and Australia. He joined Pharmaxis in December 2003.

Gary has an extensive record in marketing and sales, including new product launches, brand repositioning, process improvement, and customer targeting programs. He was previously Chief Executive Officer (CEO) of Novartis in Australia, where he successfully launched breakthrough oncology and ophthalmology products and relaunched newly acquired primary care products. His previous roles include Area Director, Asia, for Novartis, and CEO of Ciba Geigy in Hungary.

24 Pharmaxis Annual Report: 2005

Research and Development Team

Our management and research expertise was expanded in March 2005 with the addition of Chief Technical Officer Dr Ian McDonald, who is based in our Sydney, Australia headquarters. Dr McDonald’s appointment enhances the company’s ability to research and develop new drugs, and his extensive experience in the US biotechnology industry will be invaluable.

The company research laboratories are located at the John Curtin School of Medical Research within the Australian National University campus in Canberra, Australia. Pharmaxis also has collaborative research agreements with a number of leading Australian universities. Under the direction of Chief Scientific Officer Dr Bill Cowden, the Canberra team is currently focused on research into new treatments for autoimmune diseases such as multiple sclerosis and rheumatoid arthritis.

The research group is targeting a specific enzyme implicated in the progression of autoimmune disease, and has identified new molecules that inhibit the function of this enzyme. Of particular note is the team’s focus on developing treatments that can be taken orally rather than by injection.

Clinical Team

Led by Medical Director Dr Brett Charlton, the Pharmaxis clinical team is responsible for our clinical trials program. With major international and Australian clinical trials in asthma, bronchiectasis, cystic fibrosis and COPD in progress or about to start, the team has increased over the year to 13 people.

During the year, the clinical team successfully completed the Phase III Aridol trial, one of the largest clinical trials run by an Australian company. The Phase II Bronchiectasis trial was also completed, and the Phase II Cystic Fibrosis trial was closed with full recruitment.

Pharmaxis manages its own clinical trials for Aridol and Bronchitol. This process involves preparing trial protocols in conjunction with the regulatory authorities and key international clinicians. The clinical team also manages the regulatory and ethical approvals for the clinical trial, site selection, trial monitoring, data analysis, and reporting. The team uses and manages outside organisations for various specialist aspects of a trial.

There is extensive worldwide interest in our respiratory products and we regularly receive requests from specialists wishing to undertake clinical trials using our products. Before agreeing to provide product, our clinical team assesses the potential for new indications and for increased product familiarity amongst key opinion leaders.

Our People

Commercial Team

Led by Commercial Director Gary Phillips, the Pharmaxis commercial team has been preparing for the launch of Aridol in Australia, Europe and the US. Philip Gregory joined the Commercial Team in December 2004. He brings considerable respiratory, commercial and business development experience gained in Europe, USA, Japan and Asia Pacific.

Manufacturing Team

In preparation for the commercial launch of Aridol, the Pharmaxis manufacturing team successfully expanded production capabilities during the last financial year, tripling production capacity and improving manufacturing efficiency. The key processes were installed and commissioned on time and on budget. Quality Assurance and control (QA/QC) activities were also expanded, resulting in the combined manufacturing and QA/QC team increasing from 8 to 15 people.

In March 2005, the Therapeutic Goods Administration (TGA) audited our expanded facilities without incident, and we have applied to have our TGA licence upgraded to include the manufacture of goods for sale.

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Corporate Governance

The framework and policies of Pharmaxis have been prepared by reference to the ‘Principles of Good Corporate Governance and Best Practice Recommendations’ issued by the Australian Stock Exchange Corporate Governance Council in March 2003, relevant US requirements arising from the Company’s NASDAQ listing and other current best practice guidance. The Board is conscious of the need for its policies to be appropriate for the company, and has identified several areas where Pharmaxis is best served by policies that differ from the Australian Stock Exchange Recommendations. The Board expects that this Corporate Governance Framework will continue to change over time as Pharmaxis progresses its business, as the company grows in operational complexity, and as the shareholder base of the company grows.

Pharmaxis completed the initial implementation of its Corporate Governance Framework in June 2004 and during the current year the Board completed a review and update of the Framework.

In preparation for Pharmaxis listing on the NASDAQ National Market in August 2005, the Board addressed the corporate governance requirements of the US Securities and Exchange Commission and the NASDAQ National Market. The current revision of the Pharmaxis Corporate Governance Framework includes measures and amendments to ensure compliance with our obligations as a US listed company.

An overview of the principal corporate governance policies and procedures adopted by the Board are described and discussed in this section. Additional information is available on the Pharmaxis website. For ease of reference, this section is structured to be consistent with the ASX Best Practice Recommendations.

1. Lay Solid Foundations for Management and Oversight

Recognise and publish the respective roles and responsibilities of board and management

1.1. Formalise and disclose the functions reserved to the board and those delegated to management

Role of the Board:

The Board is responsible to shareholders for the overall governance of Pharmaxis including:

•	Contributing together with senior management to the corporate strategy and performance objectives. Approval of the corporate strategy and performance objectives

•	Approving business plans, the annual budget, significant corporate projects, and major capital expenditure initiatives

•	Monitoring senior management’s performance and implementation of strategy and plans including major capital expenditures, significant corporate projects, and any acquisitions or divestments

•	Monitoring financial performance and reporting including approval of the annual and half-year financial reports and liaison with the Company’s auditors

•	Approving major changes to organisational structures

•	Approving and overseeing policies and procedures for the effective management and control of the Company, including overseeing and monitoring the integrity of the Company’s internal control and management information systems, codes of conduct, and legal compliance

•	Defining and monitoring the respective roles of the Board and management

•	Succession planning, including Board and key executive succession planning

•	Remuneration policy covering Directors and Senior Management

•	Appointing and removing the Chief Executive Officer, the Chief Financial Officer, and the Company Secretary

•	Monitoring investor relations and shareholder communications, including the approval of investor relations plans and the Company’s Continuous Disclosure and Shareholder Communications Policy

•	Ensuring the various Board committees are appropriately constituted and performing their functions

•	Ensuring, through responsibility delegated to the Audit Committee, that the Company auditor is properly appointed and is performing its duties adequately and independently.

Role of Management:

The Chief Executive Officer (CEO) and Senior Management are responsible for:

•	Developing corporate strategy, performance objectives, business plans, budgets etc for review and approval by the Board

•	Developing appropriate policies and procedures for the management of the business

•	Managing the company’s day-to-day affairs and the implementing of corporate strategy and policy initiatives.

The Board will regularly review the respective roles and the allocation of responsibilities between the Board and management as the company grows, and will annually update and/or affirm the allocation of roles and responsibilities described above.

Corporate Governance

2. Structure the Board to Add Value

Have a board of an effective composition, size and commitment to adequately discharge its responsibilities and duties

2.1. A majority of the board should be independent directors

Pharmaxis has three independent directors and four directors that are not independent as defined by ASX Guidelines: two because they are executives of the company; and two because they are principals of venture capital firms that are major shareholders. While the percentage of independent directors does not comply with the ASX Corporate Governance Council Guideline 2.1, the Board believes that its membership is appropriate for the current stage of the company’s development.

The specific industry experience and knowledge of the venture capital firm principals are considered particularly relevant to the company in this regard. However, the Board expects that its membership will change over time as its required mix of skills changes, and also as the company’s shareholder base changes. Two of the three independent directors joined the Board during 2003.

The transition of the Board from its existing membership to a Board with a majority of independent Directors is to be managed by the Board itself, with guidance from the Remuneration and Nomination Committee.

The Board assesses Director independence using the criteria outlined in the ASX Recommendations. The threshold for materiality is set at $250,000 in any one year in relation to financial/contractual dealings with the company, and ten years in relation to years of service. In relation to Directors serving on the Audit Committee, the Director and/or their associates may not receive any fees from the Company other than those related to Director fees or Committee fees.

Name	Status	Relevant Skills & Experience	Appointed
Denis Hanley	Independent Chairman	Leading expert in developing and commercialising new technology; extensive experience in building Australian corporations to become successful global entities	24 October 2001

Malcolm McComas	Independent director	Extensive investment banking experience, particularly equity and debt finance, acquisitions and divestments, and major equity issues and privatisations	4 July 2003

Charles Kiefel	Independent director	More than 20 years experience in finance and investment banking	1 May 2003

Alan Robertson	Chief Executive Officer	More than 20 years experience in drug discovery and product development; experience in assisting early-stage pharmaceutical companies in start-up and development.	25 July 2000

Brett Charlton	Medical Director	Co-founder of company. Medical researcher and specialist in autoimmune disease and diabetes; has over 15 years experience managing clinical trials.	1 June 1998

Brigitte Smith	Non-executive director	Venture capital investor with over ten years experience in strategic management consulting and working with early stage technology- based businesses in the US and Australia	22 October 1999

Carrie Hillyard	Non-executive director	More than 30 years experience of the complete healthcare product lifecycle	28 August 2002

28 Pharmaxis Annual Report: 2005

2.2. The chairman should be an independent director

The Pharmaxis Corporate Governance Framework requires the Chairman to be independent.

2.3. The roles of chairman and chief executive officer should not be exercised by the same individual

The Pharmaxis Corporate Governance Framework requires the Chairman to be a different individual to the Chief Executive Officer.

2.4. The board should establish a nomination committee

Pharmaxis has a Remuneration and Nomination Committee. The combined role is considered appropriate for a company of this size. A copy of the Remuneration and Nomination Committee Charter is available on the Pharmaxis website.

Responsibilities of the Remuneration and Nomination Committee include assessing the appropriate size, composition, and skill mix of the Board. The appointment of new directors will be based on the committee’s recommendations.

The Remuneration & Nomination Committee consists of:

Name	Meetings Held	Meetings Attended
Denis Hanley – Chairman	4	4
Carrie Hillyard	4	4
Brigitte Smith	4	4

The commentary and guidance to the ASX Principles of Good Corporate Governance recommends nomination committees comprise a majority of independent Directors. Only the Chairman of the Remuneration and Nomination Committee is independent – refer to discussion in 2.1 above.

2.5. Independent professional advice

The Board has an agreed procedure for directors and Board committees to obtain independent professional advice at the company’s expense.

3. Promote Ethical and Responsible Decision Making

Actively promote ethical and responsible decision making

3.1. Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:

•	the practices necessary to maintain confidence in the company’s integrity;

•	the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

Due to the size of Pharmaxis, oversight of decision-making by the Board and senior management is not overly complex at this time. However, the Board recognises the importance of clearly articulating the values on which they are building the company and the manner in which they wish to see those values maintained.

The company has therefore developed a Code of Conduct applicable to Directors, Senior Management and employees generally. The Code of Conduct is available on the Pharmaxis website.

3.2. Disclose the policy concerning trading in company securities by directors, officers and employees

A copy of the Pharmaxis Share Trading Policy is available on the Pharmaxis website.

4. Safeguard Integrity in Financial Reporting

Have a structure to independently verify and safeguard the integrity of the company’s financial reporting

4.1. Require the chief executive officer and the chief financial officer to state in writing to the board that the company’s financial reports present a true and fair view, in all material respects, of the company’s financial condition and operational results and are in accordance with relevant accounting standards

This is a requirement of the Pharmaxis Corporate Governance Framework, as well as Australian and US securities regulations.

4.2. The board should establish an audit committee

Pharmaxis has an Audit Committee.

4.3. Structure the audit committee so that it consists of:

•	only non-executive directors

•	majority of independent directors

•	an independent chairman, not chairman of the board

•	at least three members

The structure of the Pharmaxis Audit Committee complies with the above recommendation.

Corporate Governance

The Audit Committee consists of:

Name	Qualifications	Meetings Held	Meetings Attended
Charles Kiefel – Chairman	BCom. FCA FCAID	5	5
Denis Hanley	MBA FCPA FAICD	5	5
Malcolm McComas	BEc. LLB FSIA AICD	5	4

4.4. The audit committee should have a formal charter

The Pharmaxis Audit Committee Charter is available on the Pharmaxis website. The Audit Committee is responsible for the integrity of the Company’s financial reporting, and overseeing the work and independence of the external auditors.

The Audit Committee is responsible for the appointment of the external auditor. The charter discusses the rotation of the external audit engagement partner.

5. Make Timely and Balanced Disclosure

Make timely and balanced disclosure of all material matters concerning the company

5.1. Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance

Pharmaxis has established a Disclosure Committee to oversee the establishment of appropriate policies and procedures in relation to communications with the market, and to review all announcements to the market. The Disclosure Committee consists of:

•	Chief Executive Officer

•	Chief Financial Officer/Company Secretary

•	Chairman of the Board

Pharmaxis has a Continuous Disclosure and Shareholder Communications Policy, which is available on the Pharmaxis website.

6. Respect the Rights of Shareholders

Respect the rights of shareholders and facilitate the effective exercise of those rights.

6.1. Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings

The Board believes that regular and relevant communication to shareholders and the market generally is key to investor support of the company. Shareholders are then better able to assess the opportunities and the risks inherent in investing in the Company. Pharmaxis has therefore developed a Continuous Disclosure and Shareholder Communication Policy, referred to in 5.1 above.

The Board has also resolved to provide shareholders with quarterly updates of the company’s progress across all areas of the business (in addition to continuous disclosure requirements), and utilise its website to disclose useful and relevant information about the company.

6.2. Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report

The Pharmaxis Corporate Governance Framework requires that the external auditor be requested to attend annual general meetings so as to be able to answer shareholder questions.

7. Recognise and Manage Risk

Establish a sound system of risk oversight and management and internal control.

7.1. The board or appropriate board committee should establish policies on risk oversight and management

The Audit Committee is responsible for oversight in this area. The Pharmaxis Risk Management Statement is available on the Pharmaxis website and provides an overview of the Company’s risk profile and management strategies.

30 Pharmaxis Annual Report: 2005

7.2. The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:

a)	Statement given in 4.1 above is based on a sound system of risk management and internal compliance and control that implements policies adopted by the board.

b)	The company’s risk management and internal compliance and control system is operating effectively in all material respects.

This recommendation is a requirement of the Pharmaxis Corporate Governance Framework as well as Australian and US Securities regulation.

8. Encourage Enhanced Performance

Fairly review and actively encourage enhanced board and management effectiveness.

8.1. Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.

The Pharmaxis Remuneration and Nomination Committee is responsible for assessing the performance of the Board and Senior Management. The process adopted by the Committee to fulfil this responsibility is described below.

Pharmaxis Board

The Board recognises the value of an annual review of Board performance and processes. However, the Board is mindful that any concerns a Director may have in this area are dealt with on a timely basis. Therefore, the agenda at each meeting of the Board includes consideration on the Board’s processes and performance, at which time executive officers leave the meeting.

In addition, the Committee conducts an annual survey of Directors consisting of two separate components – Board Performance and Individual Performance.

The Board Performance survey is designed to:

•	Review the current corporate governance practices of the Company, identify any requirements for change

•	Review the respective roles of the Board and management

•	Review the mix of experience and skills required by the Board

•	Assess the performance of the Board as a whole over the previous 12 months

•	Assess the effectiveness of Board processes

•	Examine ways of assisting the Board in performing its duties more effectively and efficiently

The Board Performance surveys are collated by the Company Secretary and discussed at a separate meeting of non-executive Directors prior to discussion at a full Board meeting to agree on the implementation of any recommendations.

The Individual Performance survey is designed to assess the performance of individual directors. Each Director completes a survey in relation to every member of the Board including themselves and the Company Secretary. The results of the surveys are collated by the Company Secretary and provided to the Director concerned and the Chairman as a basis for one-on-one meetings (see below).

Board Committees

Board Committee performance is assessed using the Board performance survey, separately completed by committee members in relation to their respective committee. Individual committees are then asked to:

•	review recommendations and comments arising from the survey, and implement changes considered appropriate

•	review their committee charter annually, and recommend changes to the Board

Individual Directors

The Chairman meets with each non-executive Director separately to discuss individual performance and contribution, based on Individual Performance surveys.

Key Executives

The Remuneration and Nomination Committee is specifically responsible for reviewing the ongoing performance of the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. In June of each year, the Committee:

•	approves the individual milestones/objectives for all senior executives for the coming financial year, the milestones being based on the company’s business plan approved by the Board

•	evaluates individual performance compared to milestones/objectives set at the beginning of the year

•	approves the payment of any bonuses based on performance against milestones/objectives for the current financial year

•	approves the vesting of employee options based on attainment of milestones/objectives for the current financial year

Corporate Governance

9. Remunerate Fairly and Responsibly

Ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to corporate and individual performance is defined

9.1. Provide disclosure in relation to the company’s remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.

The Directors’ Report includes a remuneration report that discloses the principles used to determine the nature and amount of remuneration, details of remuneration including incentive payments, service agreements, share-based compensation and loans to Directors and executives. Form 20-F, filed by the Company with the US Securities and Exchange Commission and available on the Pharmaxis website also discusses remuneration of Directors and Senior Management.

9.2. The board should establish a remuneration committee

Pharmaxis has a Remuneration and Nomination Committee. A copy of the Remuneration and Nomination Committee Charter is available on the Pharmaxis website. Names of committee members are detailed at 2.4 above.

9.3. Clearly distinguish the structure of non-executive directors’ remuneration from that of executives

As non-executive Directors assess individual and company performance, their remuneration does not have any variable incentive component. Only executive Director and Senior Management remuneration includes a variable component such as the vesting of options or bonus payments linked to the achievement of performance targets.

9.4. Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders

The Pharmaxis Employee Option Plan (EOP) was initially approved by the company’s shareholders in 1999. The shareholders also approved amendments to the EOP in May 2003. Future amendments to the EOP, the introduction of any other equity-based remuneration schemes, or the issue of further options to Directors will be approved by shareholders before being implemented.

10. Recognise the Legitimate Interests of Stakeholders

Recognise legal and other obligations to all legitimate stakeholders

10.1. Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.

Refer to 3.1 above.

32 Pharmaxis Annual Report: 2005

Financial Statements and Directors' Report

30 June 2005

Directors' Report		**34**
Auditors' Independence Declaration		**46**
Statement of Financial Performance		**47**
Statement of Financial Position		**48**
Statement of Cashflows		**49**
Note 1	Summary of significant accounting policies	50
Note 2	Operating revenue	53
Note 3	Operating profit/(loss)	53
Note 4	Income tax	53
Note 5	Cash assets	54
Note 6	Other financial assets	54
Note 7	Other assets	54
Note 8	Plant and equipment	55
Note 9	Intangible assets	55
Note 10	Accounts payable	55
Note 11	Other liabilities	56
Note 12	Provisions	56
Note 13	Shareholders' equity	57
Note 14	Financial reporting by segments	57
Note 15	Auditor's remuneration	58
Note 16	Director and executive disclosures	58
Note 17	Commitments for expenditure	67
Note 18	Reconciliation loss from ordinary activities after income tax to net cash inflow from operating activities	68
Note 19	Additional financial instruments disclosures	68
Note 20	Employee option plan	68
Note 21	Contingent liabilities	70
Note 22	Subsequent events	71
Note 23	Earnings per share	71
Note 24	Impacts of adopting Australian equivalents to IFRS	71
Directors' Declaration		**75**
Independent Audit Report to the members of Pharmaxis Ltd		**76**
Patents and Patent Applications		**78**
Shareholder Information		**81**
Glossary of Terms		**83**
Corporate Directory		**89**

Directors’ Report

Your directors present their report on the company for the year ended 30 June 2005.

Directors

The following persons were directors of the company during the whole of the year and up to the date of this report:

Denis Hanley

Brett Charlton

Carmel (Carrie) Hillyard

Charles Kiefel

Malcolm McComas

Alan Robertson

Brigitte Smith

Principal activities

During the year the principal continuing activities of the company consisted of the research, development and commercialisation of therapeutic products to improve the clinical management of chronic respiratory and autoimmune diseases.

Dividends

No dividends were paid during the year and the directors have not recommended the payment of a dividend.

Review of operations

Overview

Major milestones achieved during the year include:

•	The company completed a 646 patient Phase III clinical trial of Aridol in asthma. As a result, the company submitted regulatory approval documents to the Australian Therapeutic Goods Administration (TGA) in January 2005 and to the Swedish Medicinal Products Agency as its access point for European Union registration, in May 2005. The company has subsequently submitted and received approval for an Investigational New Drug (IND) application filed with the US FDA in order to conduct a Phase III clinical trial of Aridol in the USA. The IND includes authorisation to conduct clinical trials of Bronchitol. Results of the Phase III Aridol clinical trial were presented at the 2005 annual meetings of both the American Academy of Allergy Asthma and Immunology, and the Thoracic Society of Australia and New Zealand.

•	Commencement of an independent UK clinical study by general practitioners of Aridol in the management of asthma.

•	The company completed a Phase II clinical trial of Bronchitol in patients with Bronchiectasis. The primary end point of quality of life was achieved and the company is now proceeding to pivotal Phase III clinical trials. The interim results from the clinical trial were presented at the European Respiratory Society’s 2004 meeting in Glasgow. In May 2005, the Australian TGA approved several requests to supply Bronchitol to patients with Bronchiectasis who participated in the trial under the Special Access Scheme.

•	The company achieved the 50 patient recruitment target for its Australian Phase II clinical trial of Bronchitol in patients with cystic fibrosis, in April 2005. Earlier in the year the company received approval from the UK Medicines and Healthcare Products Regulatory Agency to commence its UK Phase II clinical trial of Bronchitol in patients with cystic fibrosis. This study is being run by Imperial College and compares the effects of Bronchitol with the market leading drug.

•	The US FDA granted orphan drug designation to Bronchitol for use in bronchiectasis.

•	The company raised approximately $20 million in a placement to institutions and sophisticated investors together with a share purchase plan. Approximately fifty percent of Pharmaxis shareholders took part in the share purchase plan. The funds replenished outlays during 2004 and provided additional funding for a Phase III clinical trial of Bronchitol in Bronchiectasis.

•	The company established a Level One American Depositary Receipt program to facilitate the purchase of Pharmaxis shares by US investors.

•	A tripling of manufacturing capacity at the company’s Frenchs Forest facilities was completed on time and on budget.

•	The company extended the intellectual property protection for its autoimmune disease research with the grant of a patent by the US Patent and Trademark Office for a potential new treatment for multiple sclerosis.

•	The senior management team was enhanced with the appointment of Dr Ian McDonald as Chief Technical Officer.

34 Pharmaxis Annual Report: 2005

Directors’ Report

Financial Highlights

	30 June 2005 $	30 June 2004 $
Revenue
Grant income	1,171,762	1,104,616
Interest	1,701,878	1,075,380
Other income	500	48,002

	2,874,140	2,227,998

Expenses
Research & development	(9,154,524)	(6,047,014)
Commercial	(847,091)	—
Administration	(3,104,882)	(2,181,653)

Net loss	(10,232,357)	(6,000,669)

Cash and bank accepted commercial bills	33,389,423	25,217,023
Net assets	35,568,726	26,780,231

Grant income:

Grant income in 2005 derives primarily from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. The grant is payable based on underlying expenditure on the research project, which has been at consistent levels in 2005 and 2004. The grant runs until 31 December 2005.

Interest:

The increase in interest income is attributable to the greater level of funds invested during fiscal 2005. The company started the current fiscal year with $25.2 million of cash and bank accepted bills of exchange, to which was added approximately $19 million in November and December 2004 from the share placement and share purchase plan. By contrast, the company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills to which was added $22.9 million from the initial public offering in November 2003.

Research & development expenses:

Research & development expenses increased by approximately $3.1 million in 2005 compared to 2004. There are four components to the research & development expenses:

1.	The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 9 percent of our total research and development expenditure in the current year. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2005 for this research unit has increased by approximately 8 percent compared to fiscal 2004.

2.	The preclinical development group located at our Frenchs Forest facility accounted for approximately 16 percent of our total research and development expenditure in the current year and increased by approximately 7 percent compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25/64 and PXS2076). Approximately 75 percent of expenditure in the current year related to the Aridol and Bronchitol studies, compared to approximately 48 percent in 2004.

3.	The clinical group located at our Frenchs Forest Facility accounted for approximately 50 percent of our total research and development expenditure in the current year and increased by approximately 82 percent compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the number of clinical trials ongoing during the fiscal 2005. There were three trials ongoing during the year, including the 646 patient Aridol Phase III trial, and a number of trials in planning. This area of research accounted for approximately 66 percent of the increase in overall research & development expenditure during the current year.

Directors’ Report

4.	Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 25 percent of our total research and development expenditure in the current year and increased by approximately 65 percent compared to the prior comparable period, reflecting manufacturing performance/yield innovation, increased capacity and product stability studies required to support registration applications. This area of expenditure accounted for approximately 30 percent of the increase in overall research & development expenditure during the current year.

Commercial expenses:

The commercial group is preparing for the launch of Aridol in Australia and Europe.

Administration expenses:

Administration expenses include accounting, administration, office and public company costs. Administration expenses for the current year were $3.1 million, an increase of 42 percent over the prior comparable period. The current period expenses include public company costs not previously incurred, such as the annual report as well as a full twelve months of public company costs such as ASX and share registry costs which were only present for seven months in the prior comparable period. However the large increase in administration expenses is mainly attributable to cost incurred in preparing the US SEC filings necessary for the company to apply for a NASDAQ listing.

Significant changes in the state of affairs

The share placement and share purchase plan in November and December 2004 increased cash funds of the company by $19.0 million after deducting associated expenses. The issue of shares subsequent to the exercise of employee options contributed $62,500. Together with pre-existing funds the company ended the year with $33.4 million in cash and bank accepted commercial bills.

The upgrading of the Frenchs Forest manufacturing facility and subsequent tripling of its current production capacity commenced during the period. Additional laboratory equipment to permit higher QC capacity and the in-sourcing of additional QC procedures accounted for the majority of other expenditure on plant and equipment.

Matters subsequent to the end of the financial year

On 20 July 2005 the company announced that the United States Food and Drug Administration had expanded the orphan drug designation for the company’s product Bronchitol to include the indication of facilitating mucus clearance in patients with cystic fibrosis.

On 21 July 2005 the company announced it had received approval from Canada Health to commence its Phase II dose ranging clinical trial of Bronchitol in cystic fibrosis.

On 5 August 2005 the company announced that, subsequent to a review of employee and director performance for the year ended 30 June 2005, the directors had resolved to grant 954,500 options under the Pharmaxis Employee Option Plan. The exercise price was calculated at $1.79. Shareholder approval will be sought at the 2005 Annual Meeting for the grant of 335,000 of these options that are proposed to be granted to executive and independent directors.

On 23 August 2005 the company announced that it had listed on the United States NASDAQ National Market.

On 24 August 2005 the company advised the Australian Stock Exchange that 20,000 options granted under the Pharmaxis Employee Option Plan had lapsed consequent to an employee resignation.

Except for these items, no matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the company’s state of affairs in future financial years.

Likely developments and expected results of operations

Likely developments in the operations of the company that were not finalised at the date of this report included the completion of the Australian Phase II clinical trial in cystic fibrosis which is expected to report during the September quarter. Additional comments on expected results of certain of the operations of the company are included in this report under the review of operations.

Further information on likely developments in the operations of the company and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

36 Pharmaxis Annual Report: 2005

Directors’ Report

Environmental regulation

The company is subject to environmental regulation in respect of its manufacturing activities including the Clean Air Act 1961, Clean Waters Act 1970, Pollution Control Act 1970, Noise Control Act 1975 and Waste Minimisation & Management Act 1995. However, the company is not presently required to hold any licences for its current scale of manufacturing operations. The company expects to apply for water discharge licences as it expands its manufacturing capacity.

The company holds a licence to manufacture goods for clinical trials from the TGA and is preparing to apply for an amendment to this licence to manufacture goods for commercial sale.

Information on directors

Director	Experience and other public company directorships	Special responsibilities	Particulars of directors’ interests in shares and options of Pharmaxis Ltd
			Ordinary shares		Options
Chairman – non-executive

Denis M Hanley MBA, FCPA, FAICD	Independent non-executive Chairman for four years. Age 58. Extensive experience in developing and commercialising new Australian technology including 14 years as CEO of Memtec Ltd which grew from a small enterprise to a successful NYSE-listed global business with 1,800 employees, multiple technology platforms and a market capitalisation of $600 million. Prior to his Memtec experience, Denis worked for the international medical company Baxter Inc, both in the US and also as their Australian managing director.	Chairman Chairman of Remuneration and Nomination Committee Member of Audit Committee	717,997		1,040,000

Executive directors

Alan D Robertson BSc, PhD	Managing Director and CEO for five years. Age 49. More than 20 years experience in drug discovery and development with leading pharmaceutical companies, during which time his team developed a new migraine therapeutic now known as Zomig, marketed worldwide by Astra Zeneca. Subsequent experience was with the Faulding Group as New Product Development Manager, Amrad Ltd as Head of Drug Development and more recently assisting early-stage pharmaceutical companies in their start-up and development, including Promics Pty Ltd and Kinacia Pty Ltd.	Managing Director and Chief Executive Officer	—		2,080,000

Brett Charlton MBBS, PhD, MAICD	Medical Director for seven years. Age 49. Co-founder of Pharmaxis Ltd. Medical researcher and specialist, particularly in the areas of autoimmune disease and diabetes. Clinical trials management experience for over 15 years. Has held positions with the Walter and Eliza Hall Institute, Royal Melbourne Hospital, Baxter Centre for Medical Research, Stanford University and the John Curtin School of Medical Research.	Medical Director	20,000		1,600,000

Non-executive directors

Brigitte H Smith B.Chem Eng, MBA, MALD	Non-executive director for five years. Age 38. A venture capital investor and managing director of GBS Venture Partners; sits on the board of five GBS Venture Partners portfolio companies. Previous strategic management experience with Bain & Company, Motorola and Molten Metal Technology.	Member of Remuneration and Nomination Committee	(a	)	—

Directors’ Report

Information on directors (cont’d)

Director	Experience and other public company directorships	Special responsibilities	Particulars of directors’ interests in shares and options of Pharmaxis Ltd
			Ordinary shares		Options
Non-executive directors

Carrie J Hillyard BSc, PhD, FTSE	Non-executive director for three years. Age 56. A venture capital investor and partner at CM Capital Investments with responsibility for the life science practice. More than 20 years experience in medical research and commercialisation including eight years as Director of Research & Development for AGEN Biomedical Ltd and three years as a member of the Federal Industry Research and Development Board.	Member of Remuneration and Nomination Committee	(b	)	—

Charles PH Kiefel BCom, FCA, FAICD	Non-executive director for two years. Age 50. More than 20 years experience in the financial and investment banking sector including Managing Director of Corporate Finance at ANZ Investment Bank, Director of Corporate Finance at Ord Minnett and also with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).	Chairman of Audit Committee	200,000		200,000

Malcolm J McComas BEc, LLB, FSIA, AICD	Non-executive director for two years. Age 50. More than 20 years investment banking experience and five years legal experience. From 1999 until 2004 was a director of Grant Samuel, and is now a consultant to Grant Samuel, the corporate advisory, property services and funds management group. Prior to that a managing director of Salomon Smith Barney. Mr McComas is currently non-executive chairman of Sunshine Heart Inc, and was formerly a non-executive director of Ion Ltd.	Member of Audit Committee	100,000		200,000

(a)	BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 16,040,200 shares at 30 June 2005. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 8,384,800 shares at 30 June 2005.
(b)	CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2005. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2005.

Company secretary

The company secretary is Mr David M McGarvey, CA, who was appointed to the position of company secretary in 2002. Before joining Pharmaxis Ltd he held similar positions with both listed and unlisted companies, including Memtec Limited, which was listed on the Australian Stock Exchange, NASDAQ and subsequently the New York Stock Exchange.

38 Pharmaxis Annual Report: 2005

Directors’ Report

Meetings of directors

The number of meetings of the company’s board of directors and of each board committee held during the year ended 30 June 2005, and the number of meetings attended by each director were:

	Board Meetings		Meetings of Committees
			Audit		Remuneration & Nomination
	A	B	A	B	A	B
DM Hanley	15	15	5	5	4	4
AD Robertson	15	15	—	—	—	—
B Charlton	15	14	—	—	—	—
CJ Hillyard	15	15	—	—	4	4
CPH Kiefel	15	14	5	5	—	—
MJ McComas	15	15	5	4	—	—
BH Smith	15	13	—	—	4	4

A	= Number of meetings held during the time the director held office or was a member of the committee during the year
B	= Number of meetings attended

Retirement, election and continuation in office of directors

The following directors are retiring in accordance with the company’s constitution and, being eligible, offer themselves for re-election.

•	CJ Hillyard

•	CPH Kiefel

•	MJ McComas

Remuneration report

Principles used to determine the nature and amount of remuneration

As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company’s business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Variable cash incentives and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company’s annual business plan. At this stage of the company’s development, shareholder wealth is enhanced by the achievement of milestones in the development of the company’s products, within a framework of prudent financial management. The company’s earnings have therefore not been a significant component of enhancing shareholder wealth during 2005 and therefore do not form a measure of executive performance. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full Board each year. Annual performance of each executive is assessed by the Remuneration and Nomination Committee each year.

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Directors’ Report

Non-executive directors

Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

•	a base fee, currently $55,375 for the chairman and $27,156 for other non-executive directors

•	an additional flat annual fee for non-executive directors serving on committees, currently $5,000

•	statutory superannuation for the independent non executive directors, currently 9%

•	options under the Pharmaxis Ltd Employee Option Plan. Options vest over a period of approximately four years from grant date. Note: options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company.

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total.

Retirement allowances for directors

Termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives:

There are four components to executive remuneration:

•	a base salary paid in cash or packaged at the executive’s discretion within FBT guidelines as a total cost package

•	statutory superannuation up to 9%

•	a variable cash incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee. Individual performance targets are set by reference to the components of the company’s annual business plan for which the individual executive is responsible

•	options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2003. Sign-on options were granted to DM McGarvey in 2003, JF Crapper and GJ Phillips in 2004 and IA McDonald in 2005. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company

Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market.

An executive’s pay is also reviewed on promotion.

Termination payments

Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy and with three months notice without cause.

No additional payments apply on termination.

Pharmaxis Ltd Employee Option Plan

Information on the Pharmaxis Ltd Employee Option Plan is set out in note 20 to the financial statements.

40 Pharmaxis Annual Report: 2005

Directors’ Report

Details of remuneration

Details of the remuneration of each director of Pharmaxis Ltd and each of the five officers of the company receiving the highest emoluments for the year ended 30 June 2005 are set out in the following table:

Directors of Pharmaxis Ltd

2005

	Primary			Equity
Name	Cash salary and fees $	Cash incentive $	Super- annuation $	Options $	Total $
Denis Michael Hanley	57,500	—	5,175	13,209	75,884
Alan Duncan Robertson	194,750	68,000	15,750	31,702	310,202
Brett Charlton	160,750	36,000	11,700	15,851	224,301
Brigitte Helen Smith	30,625	—	—	—	30,625
Charles Peter Hunt Kiefel	30,625	—	2,756	8,634	42,015
Carmel Judith Hillyard	30,625	—	—	—	30,625
Malcolm John McComas	30,625	—	2,756	9,135	42,516

Total	535,500	104,000	38,137	78,531	756,168

Specified executives of the company

2005

	Primary			Equity
Name	Cash salary and fees $	Cash incentive $	Super- annuation $	Options $	Total $
William Butler Cowden	139,913	20,000	11,700	15,851	187,464
John Francis Crapper	182,963	22,500	15,300	21,853	242,616
Ian Alexander McDonald	42,628	—	3,837	10,187	56,652
David Morris McGarvey	193,722	40,000	16,200	15,851	265,773
Gary Jonathan Phillips	189,625	36,000	16,650	41,413	283,688

Total	748,851	118,500	63,687	105,155	1,036,193

Options are granted to directors and executives under the Pharmaxis Ltd Employee Option Plan, details of which are set out in note 20 to the financial statements.

Cash bonuses and options

For each variable cash incentive included in the above tables, the percentage of the available variable cash incentive that was paid in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses are payable in future years.

	Variable cash incentive		Options granted in current year
	Paid %	Forfeited %	Vested %	Forfeited %
Alan Duncan Robertson	85	15	—	—
Brett Charlton	90	10	—	—
William Butler Cowden	50	50	—	—
John Francis Crapper	90	10	—	—
Ian Alexander McDonald	n/a	n/a	0	0
David Morris McGarvey	100	0	—	—
Gary Jonathan Phillips	90	10	—	—

Directors’ Report

As detailed above, options typically vest over a four-year time frame and for options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The Committee has determined that performance targets set by the Committee in relation to options vesting at 30 June 2005, have been achieved by all executives.

Service agreements

Details of service agreements are set out in note 16 to the financial statements.

Share-based compensation – options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are set out in note 16 to the financial statements.

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Pharmaxis Ltd and each of the five specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 20 to the financial statements.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Pharmaxis Ltd
Nil	—	—
Specified executives of the company
Ian Alexander McDonald	200,000	—

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares issued on exercise of remuneration options

Nil

42 Pharmaxis Annual Report: 2005

Directors’ Report

Shares under option

Unissued ordinary shares of Pharmaxis Ltd under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
1 December 1999	30 November 2009	$0.1250	2,400,000
1 July 2000	30 June 2010	$0.1250	160,000
1 September 2001	30 August 2011	$0.3125	640,000
2 December 2001	30 November 2011	$0.1250	160,000
12 May 2003	30 June 2012	$0.3125	4,508,000
12 May 2003	30 November 2012	$0.3125	480,000
12 May 2003	30 April 2013	$0.3125	216,000
1 July 2003	30 June 2013	$0.3125	960,000
4 July 2003	3 July 2013	$0.3125	200,000
9 December 2003	30 November 2013	$0.3760	500,000
25 April 2004	24 April 2014	$0.5080	30,000
4 June 2004	3 June 2014	$0.4260	15,000
2 February 2005	1 February 2015	$0.8340	255,000
12 May 2005	11 May 2015	$1.1470	330,000
5 August 2005	4 August 2015	$1.7900	619,500	*

			11,473,500

*	Shareholder approval will be sought at the 2005 Annual General Meeting for the grant of 335,000 options with an exercise price of $1.79 to executive and independent directors.

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

Shares issued on the exercise of options

The following ordinary shares of Pharmaxis Ltd were issued during the year ended 30 June 2005 on the exercise of options granted under the Pharmaxis Ltd Employee Option Plan. No amounts are unpaid on any of the shares. On 5 August 2005, the company issued 40,000 shares at $0.3125 each upon the exercise of options granted under the Pharmaxis Employee Option Plan on 12 May 2003.

Date options granted	Issue price of shares	Number of shares issued
1 July 2000	$0.1250	224,000
1 January 2001	$0.1250	96,000
12 May 2003	$0.3125	72,000

		392,000

Further details relating to options as required by section 300A(1)(e)(ii)-(vi) of the Corporations Act 2001 are set out

on page 44.

Directors’ Report

	Remuneration consisting of options(1)	Value at grant date (2) $	Value at exercise date (2) $	Value at lapse date (2) $	Total $
Denis Michael Hanley	17.4%	—	—	—	—
Alan Duncan Robertson	10.2%	—	—	—	—
Brett Charlton	7.1%	—	—	—	—
Brigitte Helen Smith	—	—	—	—	—
Charles Peter Hunt Kiefel	20.5%	—	—	—	—
Carmel Judith Hillyard	—	—	—	—	—
Malcolm John McComas	21.5%	—	—	—	—
William Butler Cowden	8.5%	—	—	—	—
John Francis Crapper	9.0%	—	—	—	—
Ian Alexander McDonald	18.0%	124,560	—	—	124,560
David Morris McGarvey	6.0%	—	—	—	—
Gary Jonathan Phillips	14.6%	—	—	—	—

(1)	Calculated by reference to the remuneration tables above. Option expense is the amortisation of the value of options issued in current and prior years.
(2)	Relates only to options granted, exercised or lapsed in the current year.

Loans to directors and executives

Nil

Insurance of officers

During the financial year, Pharmaxis Ltd paid a premium of $81,367 to insure the directors and officers of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. Policy exclusions include: liabilities that arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company; pollution that could reasonably be known to management; and, bodily injury and property damage. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Agreement to indemnify officers

Pharmaxis Ltd has entered into Deeds of Access, Indemnity and Insurance with each of the officers of the directors and the company secretary. Each deed provides each respective officer with the following:

•	a right to access certain board papers of the company during the period of their tenure and for a period of seven years after that tenure ends;

•	subject to the Corporations Act, an indemnity in respect of liability to persons other than the company and its related bodies corporate that they may incur while acting in their capacity as an officer of the company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and

•	the requirement that the company maintain appropriate directors’ and officers’ insurance for the officer.

No liability has arisen under these indemnities as at the date of this report.

44 Pharmaxis Annual Report: 2005

Directors’ Report

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company are important.

Details of the amounts paid to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out in note 15 to the financial statements.

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 46.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

Alan D Robertson
Managing Director

Sydney

30th August 2005

Auditor’s Independence Declaration

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Auditors’ Independence Declaration	Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

As lead auditor for the audit of Pharmaxis Ltd for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Pharmaxis Ltd during the period.

WHB Seaton
Partner	Sydney
PricewaterhouseCoopers	30 August 2005

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

46 Pharmaxis Annual Report: 2005

Statement of Financial Performance

For the year ended 30 June 2005

	Notes		2005 $	2004 $
Revenue from sale of goods	2		—	—
Cost of sales			—	—

Gross profit			—	—
Other revenues from ordinary activities	2		2,874,140	2,227,998
Other expenses from ordinary activities
Research & development expenses			(9,154,524)	(6,047,014)
Commercial expenses			(847,091)	—
Administration expenses			(3,104,882)	(2,181,653)

Profit / (loss) from ordinary activities before related income tax expense			(10,232,357)	(6,000,669)
Income tax expense / (credit)	4		—	—

Net profit / (loss)	13	(d)	(10,232,357)	(6,000,669)

			Cents	Cents

Earnings per share
Basic and diluted earnings / (loss) per share	23		(8.3)	(6.6)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position

As at 30 June 2005

	Notes		2005 $	2004 $
Current Assets
Cash and bank balances	5		934,778	1,117,532
Other financial assets	6		32,454,645	24,099,491
Other	7		702,129	148,193

Total Current Assets			34,091,552	25,365,216

Non-Current Assets
Plant and equipment	8		2,477,491	1,473,888
Intangible assets	9		1,106,413	1,161,909
Other	7		261,981	260,007

Total Non-Current Assets			3,845,885	2,895,804

Total Assets			37,937,437	28,261,020

Current Liabilities
Accounts payable	10		2,286,911	1,447,810
Other liabilities	11		55,481	23,223

Total Current Liabilities			2,342,392	1,471,033

Non-Current Liabilities
Provisions	12		26,319	9,756

Total Non-Current Liabilities			26,319	9,756

Total Liabilities			2,368,711	1,480,789

Net Assets			35,568,726	26,780,231

Shareholders’ Equity
Share capital	13	(a)	54,716,220	35,695,368
Accumulated losses	13	(d)	(19,147,494)	(8,915,137)

Total Shareholders’ Equity			35,568,726	26,780,231

The above statement of financial position should be read in conjunction with the accompanying notes.

48 Pharmaxis Annual Report: 2005

Statement of Cashflows

For the year ended 30 June 2005

	Notes	2005 $	2004 $
Cash Flows from Operating Activities
Research grant receipts from governments		1,097,621	871,858
Payments to suppliers and employees		(12,074,213)	(6,662,396)
Interest received		1,701,878	1,090,254
Rental income		—	48,134
Other		500	—
Tax paid		—	—

Net cash flows used in operating activities	18	(9,274,214)	(4,652,150)

Cash Flows from Investing Activities
Payment for plant and equipment	8	(1,539,987)	(360,086)
Payment for patent applications		(34,251)	(45,503)

Net cash flows used in investing activities		(1,574,238)	(405,589)

Cash Flows from Financing Activities
Issuance of shares	13	19,834,069	25,000,000
Transaction costs on share issue	13	(813,217)	(2,109,161)

Net cash flows from financing activities		19,020,852	22,890,839

Net Increase in Cash Held		8,172,400	17,833,100
Cash at the beginning of the financial year		25,217,023	7,383,923

Cash at the End of the Financial Year	18	33,389,423	25,217,023

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

The Australian Accounting Standards Board (AASB) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to International Accounting Standards Board (IASB) interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the company’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 24.

a)	Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research grant income is recognised as and when the relevant research expenditure is incurred. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

b)	Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

c)	Research and development costs

Research and development costs are expensed as incurred.

d)	Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

e)	Cash and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills that are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

f)	Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements are depreciated or amortised over their estimated useful life to the company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

g)	Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

50 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 1. Summary of Significant Accounting Policies (cont’d)

h)	Employee entitlements

(i)	Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Superannuation

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary.

(iii)	Employee share options

The value of options granted under share option plans described in note 20 is not charged as an employee entitlement expense.

(iv)	Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

i)	Intangible assets

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised using the straight line method over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

j)	Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. The future tax benefits relating to tax losses and timing differences are not carried forward as assets unless the benefit is virtually certain of realisation.

k)	Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

l)	Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

m)	Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 1. Summary of Significant Accounting Policies (cont’d)

n)	Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

o)	Recoverable amount of non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

p)	Website costs

Costs in relation to building, enhancing and operating web sites controlled by the company are charged to expenses in the period in which they are incurred.

q)	Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

r)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is determined by dividing net loss after income tax by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. At present, the potential ordinary shares are anti-dilutive, and have therefore not been included in the dilutive earnings per share calculations.

52 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 2. Operating revenue

	2005 $	2004 $
Sales revenue	—	—
Interest received	1,701,878	1,075,380
Government research grant income	1,171,762	1,104,616
Rental income	—	48,002
Other	500	—

	2,874,140	2,227,998

Note 3. Operating profit / (loss)

	2005 $	2004 $
Operating loss before income tax for the year includes the following items:
Expenditure
Depreciation of plant and equipment	536,384	401,214
Amortisation of intangible assets	89,747	88,594
Rental expense of operating leases	327,164	345,517

Note 4. Income tax

	2005 $	2004 $
The prima facie tax on the operating loss differs from the income tax provided in the accounts and is reconciled as follows:

Operating profit / (loss) before income tax	(10,232,357)	(6,000,669)

Prima facie tax at 30%	(3,069,707)	(1,800,201)
Add/deduct:
Non deductible items	26,685	26,362
Amortisation of capital raising costs included in equity	(194,738)	(140,078)
Government research tax incentives	(405,694)	—
Prior period adjustment – government research tax incentives	(412,730)	—
Tax benefits not booked	4,056,184	1,913,917

Income tax expense attributable to operating results	—	—

Future income tax benefit not booked:
Tax losses	6,490,564	2,610,052
Timing differences	266,265	27,471

	6,756,829	2,637,523

The future income tax benefits will only be obtained if:

i.	The company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

ii.	The company continues to comply with the conditions for deductibility imposed by tax legislation, and

iii.	No changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 5. Cash assets

	2005 $	2004 $
Cash at bank	79,302	54,453
Cash on hand	153	300
Cash on deposit	855,323	1,062,779

	934,778	1,117,532

The average interest rate on cash and bank balances is 3.6%.

Note 6. Other financial assets

	2005 $	2004 $
Bank accepted commercial bills	32,454,645	24,099,491

Bank accepted commercial bills mature in July and August 2005. The weighted average interest rate on the bank accepted commercial bills is 5.6%.

Note 7. Other assets

	2005 $	2004 $
Current
Prepayments	507,499	77,626
Government research grants receivable	106,399	—
Other	88,231	70,567

	702,129	148,193

Non-Current
Security deposits	261,981	260,007

54 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 8. Plant and equipment

	2005 $	2004 $
Plant and equipment – at cost	3,191,065	1,925,069
Less: Accumulated depreciation	(1,060,889)	(582,141)

	2,130,176	1,342,928

Leasehold improvements – at cost	165,958	152,399
Less: Accumulated depreciation	(112,185)	(64,986)

	53,773	87,413

Motor vehicles – at cost	92,022	47,408
Less: Accumulated depreciation	(14,298)	(3,861)

	77,724	43,547

Capital work in progress – at cost	215,818	—

	2,477,491	1,473,888

Reconciliation

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

	Plant & equipment $	Leasehold improvements $	Motor vehicles $	Capital work in progress $	Total $
Carrying amount at 1 July 2004	1,342,928	87,413	43,547	—	1,473,888
Additions	1,265,996	13,559	44,614	215,818	1,539,987
Depreciation expense	(478,748)	(47,199)	(10,437)	—	(536,384)

Carrying amount at 30 June 2005	2,130,176	53,773	77,724	215,818	2,477,491

Note 9. Intangible assets

	2005 $	2004 $
Patents and Licences – at cost	1,591,325	1,557,074
Less: Accumulated amortisation	(484,912)	(395,165)

	1,106,413	1,161,909

Note 10. Accounts payable

	2005 $	2004 $
Current
Trade creditors	757,214	245,190
Other creditors and accruals	1,529,697	1,202,620

	2,286,911	1,447,810

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 11. Other liabilities

	2005 $	2004 $
Current
Deferred government research grants	55,481	23,223

Note 12. Provisions

	2005 $	2004 $
Non–current
Employee entitlements	26,319	9,756

	2005 $	2004 $
Employee entitlements
Annual leave included in other creditors and accruals	199,414	98,810
Provision for long service leave included in non-current employee entitlements	26,319	9,756

	225,733	108,566

	Numbers
	2005	2004
Employee Numbers
Employees and full time contractors at end of the financial year	41	28

56 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 13. Shareholders’ equity

		Notes	2005 $	2004 $
(a)	Contributed equity
	134,770,092 ordinary shares (2004: 108,016,000)	b	54,716,220	35,695,368

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

		Number of shares	$
(b)	Movements in ordinary shares

	Opening balance at 1 July 2003	1,400,000	1,400,000
	Split of existing shares	9,800,000	—
	Conversion of ‘A’ and ‘B’ converting preference shares	46,816,000	11,404,529
	Shares issued – initial public offering at $0.50 each	50,000,000	25,000,000
	Transaction costs on share issues	—	(2,109,161)

	Balance at 1 July 2004	108,016,000	35,695,368
	Shares issued – private placement at $0.75 each	22,000,000	16,500,000
	Shares issued – share purchase plan at $0.75 each	4,362,092	3,271,569
	Shares issued – exercise of employee options	392,000	62,500
	Transaction costs on share issues	—	(813,217)

	Ordinary shares at the end of the financial year	134,770,092	54,716,220

(c)	Option plan
	Information regarding the employee option plan is set out in Note 20.
		2005 $	2004 $
(d)	Accumulated losses
	Accumulated losses at the beginning of the financial year	(8,915,137)	(2,914,468)
	Net profit / (loss)	(10,232,357)	(6,000,669)

	Accumulated losses at the end of the financial year	(19,147,494)	(8,915,137)

Note 14. Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 15. Auditor’s remuneration

	2005 $	2004 $
Amounts received, or due and receivable by the auditors of the company for:
Audit of the company’s accounts	78,000	40,100

Other assurance services:
Audit of government research grant claims	3,000	4,090
Audit of Form 20-F, lodged with the United States Securities and Exchange
Commission in relation to the listing of the company on NASDAQ	425,918	—

Advisory services:
Investigating accountant’s report in prospectus for initial public offering	—	55,000
Other advisory services	—	6,500

	506,918	105,690

Note 16. Director and executive disclosures

Directors

The following persons were directors of Pharmaxis Ltd during the financial year:

Chairman – non-executive

Denis Michael Hanley

Executive directors

Alan Duncan Robertson, Managing Director and Chief Executive Officer

Brett Charlton, Medical Director

Non-executive directors

Brigitte Helen Smith

Charles Peter Hunt Kiefel

Carmel Judith Hillyard

Malcolm John McComas

Executives (other than directors) with the greatest authority for strategic direction and management

The company had five executives with authority for the strategic direction and management of the company (‘specified executives’) during the financial year:

Name	Position
William Butler Cowden	Chief Scientific Officer
John Francis Crapper	Chief Operations Officer
David Morris McGarvey	Chief Financial Officer and Company Secretary
Gary Jonathan Phillips	Commercial Director
Ian Alexander McDonald	Chief Technical Officer, appointed 4 April 2005

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company’s business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

58 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash bonuses and the vesting of certain options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company’s annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year.

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total. The amount paid to non-executive directors in 2005 was $190,687.

Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

•	a base fee, currently $55,375 for the chairman and $27,156 for other non-executive directors

•	an additional flat annual fee for non-executive directors serving on committees, currently $5,000

•	statutory superannuation for the independent non-executive directors, currently 9%

•	options under the Pharmaxis Ltd Employee Option Plan. Options vest over approximately four years from grant date. Note that options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company.

Retirement allowances for directors

Termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives:

There are four components to executive remuneration:

•	a base salary paid in cash or packaged at the executive’s discretion within FBT guidelines as a total cost package

•	statutory superannuation up to 9%

•	a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee

•	options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2004. Sign-on options were granted to DM McGarvey in 2003, JF Crapper and GJ Phillips in 2004 and IA McDonald in 2005. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company.

Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion.

Termination payments

Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Directors of Pharmaxis Ltd

2005

	Primary		Super- annuation $	Equity	Total $
Name	Cash salary and fees $	Cash Incentive $		Options $
Denis Michael Hanley	57,500	—	5,175	13,209	75,884
Alan Duncan Robertson	194,750	68,000	15,750	31,702	310,202
Brett Charlton	160,750	36,000	11,700	15,851	224,301
Brigitte Helen Smith	30,625	—	—	—	30,625
Charles Peter Hunt Kiefel	30,625	—	2,756	8,634	42,015
Carmel Judith Hillyard	30,625	—	—	—	30,625
Malcolm John McComas	30,625	—	2,756	9,135	42,516

Total	535,500	104,000	38,137	78,531	756,168

2004

	Primary				Equity
Name	Cash salary and fees $	Cash incentive 2003(1) $	Cash incentive 2004(1) $	Super- annuation $	Options $	Total $
Denis Michael Hanley	53,750	—	—	4,838	28,017	86,605
Alan Duncan Robertson	182,500	50,000	72,000	15,750	67,240	387,490
Brett Charlton	133,250	30,000	36,000	11,700	33,620	244,570
Brigitte Helen Smith	15,313	—	—	—	—	15,313
Charles Peter Hunt Kiefel	27,813	—	—	2,503	16,038	46,354
Carmel Judith Hillyard	15,313	—	—	—	—	15,313
Malcolm John McComas	27,813	—	—	2,503	17,465	47,781
William Butler Cowden (alternate for Brett Charlton; resigned 22 September 2003)	30,582	30,000	—	2,685	7,716	70,983
Geoffrey Edward Duncan Brooke (alternate for Brigitte Smith; resigned 22 September 2003)	—	—	—	—	—	—
Mark Andrew Morrisson (alternate for Carmel Hillyard; resigned 22 September 2003)	—	—	—	—	—	—

Total	486,334	110,000	108,000	39,979	170,096	914,409

(1)	Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2004. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

60 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Specified executives of the company

2005

	Primary			Equity
Name	Cash salary and fees $	Cash incentive $	Super- annuation $	Options $	Total $
William Butler Cowden	139,913	20,000	11,700	15,851	187,464
John Francis Crapper	182,963	22,500	15,300	21,853	242,616
Ian Alexander McDonald	42,628	—	3,837	10,187	56,652
David Morris McGarvey	193,722	40,000	16,200	15,851	265,773
Gary Jonathan Phillips	189,625	36,000	16,650	41,413	283,688

Total	748,851	118,500	63,687	105,155	1,036,193

2004

	Primary				Equity
Name	Cash salary and fees $	Cash incentive 2003(1) $	Cash incentive 2004(1) $	Super- annuation $	Options $	Total $
William Butler Cowden (alternate director until 22 September 2003)	102,668	—	12,000	9,015	25,904	149,587
John Francis Crapper	174,250	—	22,500	15,300	122,713	334,763
David Morris McGarvey	184,496	10,000	40,000	16,200	94,759	345,455
Gary Jonathan Phillips (appointed 1 December 2003)	107,917	—	23,320	9,713	54,782	195,732

Total	569,331	10,000	97,820	50,228	298,158	1,025,537

(1)	Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2004. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Medical Director and the specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Ltd Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Alan Duncan Robertson, Managing Director & Chief Executive Officer

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $220,000, superannuation of $19,800 and a bonus potential of $100,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Brett Charlton, Medical Director

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $185,000, superannuation of $16,650 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

William Butler Cowden, Chief Scientific Officer

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $143,500, superannuation of $12,915 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

John Francis Crapper, Chief Operations Officer

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $187,500, superannuation of $16,875 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

62 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Ian Alexander McDonald, Chief Technical Officer, appointed 4 April 2005

•	Term of agreement – 30 June 2008.

•	Effective 1 April 2005, a base salary of $175,000, superannuation of $15,750 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

David Morris McGarvey, Chief Financial Officer and Company Secretary

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $198,500, superannuation of $17,865 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Gary Jonathan Phillips, Commercial Director

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $194,500, superannuation of $17,505 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Share-based compensation – options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise Price	Value per option at grant date	Number of options granted	Number of option grantees	Date exercisable
12 May 2003	30 June 2012	$0.3125	$0.1679	2,400,000	4	25% at each of 30 June 2003, 2004, 2005 and 2006, subject to Remuneration and Nomination Committee annual approval. Directors’ options subject to ASX escrow until 10 November 2005.
12 May 2003	30 June 2012	$0.3125	$0.1679	400,000	1	25% at each of 30 June 2003, 2004, 2005 and 2006. Subject to ASX escrow until 10 November 2005.
12 May 2003	30 June 2012	$0.3125	$0.1679	480,000	1	1 December 2003 (sign-on options)
12 May 2003	30 June 2012	$0.3125	$0.1679	960,000	2	30 June 2003. Subject to ASX escrow until 10 November 2005.
1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.
1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	1 July 2004 (sign-on options)
4 July 2003	3 July 2013	$0.3125	$0.1681	200,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007. Options issued to directors are also subject to ASX escrow until 10 November 2005.
9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.
9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	30 November 2004 (sign-on options)
12 May 2005	11 May 2015	$1.147	$0.6228	50,000	1	3 April 2006 (sign-on options)
12 May 2005	11 May 2015	$1.147	$0.6228	150,000	1	25% at each of 30 June 2006, 2007, 2008 and 2009, subject to Remuneration and Nomination Committee annual approval.

Options are granted under the Pharmaxis Ltd Employee Option Plan. Further information on the options is set out in note 20.

64 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided during the year as remuneration to each director of Pharmaxis Ltd and each of the specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 20.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Pharmaxis Ltd
Nil	—	—

Specified executives of the company
Ian Alexander McDonald	200,000	—

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the allocated annual amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares provided on exercise of remuneration options

Nil

Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Balance vested and exercisable at the end of the year(1)
Directors of Pharmaxis Ltd
DM Hanley	1,040,000	—	—	—	1,040,000	—
AD Robertson	2,080,000	—	—	—	2,080,000	—
B Charlton	1,600,000	—	—	—	1,600,000	—
CPH Kiefel	200,000	—	—	—	200,000	—
MJ McComas	200,000	—	—	—	200,000	—

Specified executives of the company
WB Cowden	1,600,000	—	—	—	1,600,000	—
JF Crapper	960,000	—	—	—	960,000	720,000
IA McDonald	—	200,000	—	—	200,000	—
DM McGarvey	960,000	—	—	—	960,000	840,000
GJ Phillips	500,000	—	—	—	500,000	375,000

(1)	Options granted to directors and WB Cowden are escrowed by the ASX until 10 November 2005.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below. (Related entities means, in relation to a particular individual, the relatives of the individual, the spouses of the relatives and any other entity under the joint or several control or significant influence of the individual, relatives of the individual or spouses of relatives).

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	600,000	—	177,989	777,989
AD Robertson	100,000	—	—	100,000
B Charlton	50,000	—	9,332	59,332
CPH Kiefel	500,000	—	(150,000)	350,000
MJ McComas	100,000	—	85,996	185,996
B H Smith(1)	—	—	—	—
C J Hillyard(2)	—	—	—	—

Specified executives of the company
Ordinary shares
WB Cowden	—	—	—	—
JF Crapper	72,000	—	—	72,000
IA McDonald	—	—	—	—
DM McGarvey	45,000	—	—	45,000
GJ Phillips	20,000	—	6,664	26,664

(1)	BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 16,040,200 shares at 30 June 2005. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 8,384,800 shares at 30 June 2005.
(2)	CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2005. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2005.

Loans to directors and executives

Nil

Other transactions with directors and specified executives

Directors of Pharmaxis Ltd

Amount of other transactions with directors of Pharmaxis Ltd:

	2005 $	2004 $
Amounts recognised as share issue expense:
Firm commitment and naming fee	—	45,000

66 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

The Principals Funds Management Pty Ltd, a vehicle associated with DM Hanley and CPH Kiefel, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003. GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003.

Specified executives of the company

None

Note 17. Commitments for expenditure

	2005 $	2004 $
Capital commitments
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	422,740	34,346

Lease commitments
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Payable no later than one year	321,818	345,926
Payable later than one year, not later than five years	—	349,452

Other commitments

The company has in place a number of contracts with consultants and contract research organisations in relation to its research and development activities. The terms of these contracts are for relatively short periods of time and allow for the contracts to be terminated with relatively short notice periods. The actual committed expenditure arising under these contracts is therefore not material.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 18. Reconciliation loss from ordinary activities after income tax to net cash inflow from operating activities

	2005 $	2004 $
Cash in the cash flow statement is reconciled to the related items in the balance sheet as follows:
Cash and bank balances	934,778	1,117,532
Bank accepted commercial bills	32,454,645	24,099,491

	33,389,423	25,217,023

Reconciliation of net cash flows from operating activities to operating loss after income tax
Profit/(loss) from ordinary activities after income tax	(10,232,357)	(6,000,669)
Depreciation and amortisation	626,131	489,808
Increase in income taxes payable	—	—

Changes in assets and liabilities:
(Increase)/decrease in inventories	—	—
(Increase)/decrease in other debtors and prepayments	(553,936)	(1,376)
(Increase)/decrease in security deposits	(1,974)	(16,207)
(Decrease)/increase in trade and other creditors and employee entitlements	887,922	876,294

Net cash outflows from operating activities	(9,274,214)	(4,652,150)

Note 19. Additional financial instruments disclosures

Net fair value of financial assets and liabilities

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

Credit risk exposures

The company does not have any significant exposure to major concentrations of credit risk.

Interest risk exposures

All financial instruments are non interest bearing except for cash at bank, cash on deposit and bank accepted commercial bills.

Note 20. Employee option plan

The Pharmaxis Employee Option Plan (‘EOP’) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

Set out below are details of options exercised during the year and number of shares issued to employees on the exercise of options. No options were exercised as at 30 June 2004.

68 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 20. Employee option plan (cont’d)

Exercise date	Fair value of shares at issue date	Number
2 September 2004	$0.58	224,000
14 October 2004	$0.74	64,000
2 December 2004	$0.83	84,000
4 March 2005	$1.25	20,000

		392,000

The fair value of shares issued on the exercise of options is the closing price at which the company’s shares were traded on the Australian Stock Exchange on the day of the exercise of the options.

There were 8,792,250 vested options at 30 June 2005 (7,206,500 at 30 June 2004). A total of 6,720,000 options are escrowed and cannot be exercised until 10 November 2005 (of which 5,940,000 are vested at 30 June 2005).

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
Year ended 30 June 2005
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	—	—	2,400,000
1 July 2000	30 Jun 2010	$0.1250	384,000	—	224,000	—	160,000
1 Jan 2001	31 Dec 2010	$0.1250	96,000	—	96,000	—	—
1 Sept 2001	30 Aug 2011	$0.3125	640,000	—	—	—	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000
12 May 2003	30 Jun 2012	$0.3125	4,640,000	—	72,000	20,000	4,548,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000
12 May 2003	30 Apr 2013	$0.3125	216,000	—	—	—	216,000
1 July 2003	30 Jun 2013	$0.3125	960,000	—	—	—	960,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000
25 Apr 2004	24 Apr 2014	$0.5080	60,000	—	—	30,000	30,000
4 Jun 2004	3 Jun 2014	$0.4260	15,000	—	—	—	15,000
2 Feb 2005	1 Feb 2015	$0.8340	—	275,000	—	—	275,000
12 May 2005	11 May 2015	$1.1470	—	330,000	—	—	330,000

			10,751,000	605,000	392,000	50,000	10,914,000

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 20. Employee option plan (cont’d)

Grant date	Expiry date	Exercise price(1)	Balance at start of the year(1)	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
Year ended 30 June 2004
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	—	—	2,400,000
1 July 2000	30 Jun 2010	$0.1250	384,000	—	—	—	384,000
1 Jan 2001	31 Dec 2010	$0.1250	96,000	—	—	—	96,000
1 Sept 2001	30 Aug 2011	$0.3125	640,000	—	—	—	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000
12 May 2003	30 Jun 2012	$0.3125	4,640,000	—	—	—	4,640,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000
12 May 2003	30 Apr 2013	$0.3125	224,000	—	—	8,000	216,000
1 July 2003	30 Jun 2013	$0.3125	—	960,000	—	—	960,000
4 July 2003	3 July 2013	$0.3125	—	200,000	—	—	200,000
9 Dec 2003	30 Nov 2013	$0.3760	—	500,000	—	—	500,000
25 Apr 2004	24 Apr 2014	$0.5080	—	75,000	—	15,000	60,000
4 Jun 2004	3 Jun 2014	$0.4260	—	15,000	—	—	15,000

			9,024,000	1,750,000	—	23,000	10,751,000

(1)	Opening balances, exercise prices and comparative year option information have been restated to reflect the 8 for 1 share split that occurred prior to the company’s initial public offering.

Note 21. Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

(a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

(b)	upon termination of a grant due to breach of agreement or insolvency.

The company continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 30 June 2005 was $4,200,979.

The company’s bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

70 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 22. Subsequent events

On 20 July 2005 the company announced that the United States Food and Drug Administration had expanded the orphan drug designation for the company’s product Bronchitol to include the indication of facilitating mucus clearance in patients with cystic fibrosis.

On 21 July 2005 the company announced it had received approval from Canada Health to commence its Phase II dose ranging clinical trial of Bronchitol in cystic fibrosis.

On 5 August 2005 the company issued 40,000 ordinary shares upon exercise of options granted under the Pharmaxis Employee Option Plan.

On 5 August 2005 the company announced that, subsequent to a review of employee and director performance for the year ended 30 June 2005, the directors had resolved to grant 954,500 options under the Pharmaxis Employee Option Plan. The terms of the option grants under the Plan are set out in Note 20. The exercise price was calculated at $1.79. Shareholder approval will be sought at the 2005 Annual Meeting for the grant of 335,000 of these options that are proposed to be granted to executive and independent directors.

On 23 August 2005 the company announced that it had listed on the United States NASDAQ National Market.

On 24 August 2005 the company advised the Australian Stock Exchange that 20,000 options granted under the Pharmaxis Employee Option Plan had lapsed consequent to an employee resignation.

Except for these items, no matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

(a) the company’s operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the company’s state of affairs in future financial years.

Note 23. Earnings per share

	2005 Cents	2004 Cents
Basic and diluted earnings / (loss) per share	(8.3)	(6.6)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

	2005 Number	2004 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	123,933,133	91,349,333

Information concerning the classification of securities

Options

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share. Details relating to the options are set out in note 20.

Note 24. Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalent to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the company’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 24. Impacts of adopting Australian equivalents to IFRS (cont’d)

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Chief Financial Officer of the company is managing the transition to Australian equivalents to IFRS and reports progress to each meeting of the Audit Committee. The company’s transition plan is currently on schedule. An analysis of all of the AIFRS has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices have been analysed to determine the most appropriate accounting policy for the company.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. The expected financial effects of adopting AIFRS are shown for each line item in the statements of financial performance and statements of financial position, with descriptions of the differences. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Impact on the statement of financial performance for the year ended 30 June 2005

	Notes	Existing GAAP $	Effect of Change $	AIFRS $
Revenue from sale of goods		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—

Other revenues from ordinary activities	b	2,874,140	47,862	2,922,002
Other expenses from ordinary activities
Research & development expenses	a	(9,154,524)	(115,064)	(9,269,588)
Commercial expenses	a	(847,091)	(116,195)	(963,286)
Administration expenses	a	(3,104,882)	(29,259)	(3,134,141)

Profit / (loss) from ordinary activities before related income tax expense		(10,232,357)	(212,656)	(10,445,013)
Income tax expense / (credit)		—	—	—

Net profit / (loss)		(10,232,357)	(212,656)	(10,445,013)

		Cents		Cents

Earnings per share
Basic and diluted earnings / (loss) per share		(8.3)		(8.4)

72 Pharmaxis Annual Report: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 24. Impacts of adopting Australian equivalents to IFRS (cont’d)

Impact on the statement of financial position as at 30 June 2005

	Notes	Existing GAAP $	Effect of Change $	AIFRS $
Current Assets
Cash and bank balances		934,778	—	934,778
Other financial assets		32,454,645	—	32,454,645
Other		702,129	—	702,129

Total Current Assets		34,091,552	—	34,091,552

Non-Current Assets
Plant and equipment		2,477,491	—	2,477,491
Intangible assets		1,106,413	—	1,106,413
Other		261,981	—	261,981

Total Non-Current Assets		3,845,885	—	3,845,885

Total Assets		37,937,437	—	37,937,437

Current Liabilities
Accounts payable		2,286,911	—	2,286,911
Other liabilities	b	55,481	101,309	156,790

Total Current Liabilities		2,342,392	101,309	2,443,701

Non-Current Liabilities
Provisions		26,319	—	26,319

Total Non-Current Liabilities		26,319	—	26,319

Total Liabilities		2,368,711	101,309	2,470,020

Net Assets		35,568,726	(101,309)	35,467,417

Shareholders’ Equity
Share capital		54,716,220	—	54,716,220
Reserves	a	—	1,397,460	1,397,460
Accumulated losses	a	(19,147,494)	(1,397,460)	(20,646,263)
	b		(101,309)

Total Shareholders’ Equity		35,568,726	(101,309)	35,467,417

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 24. Impacts of adopting Australian equivalents to IFRS (cont’d)

Notes explaining the impacts on the statement of financial performance and statement of financial position

(a)	Equity-based compensation benefits

Under AASB 2 Share-based Payment, the company is required to recognise an expense for those options that were issued to employees under the Pharmaxis Employee Option Plan.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, accumulated losses at 30 June 2005 would have been $1,397,460 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, research and development expenses, commercial expenses and administration expenses would have been $115,064, $116,195 and $29,259 higher respectively, with a corresponding increase in the share-based payment reserve.

(b)	Government grants

Under AIFRS, government grants for plant and equipment are recognised as deferred income and amortized into other revenue from ordinary activities over the life of the related plant and equipment.

This will result in a change to the current accounting policy, under which all government grants are recognised as other revenue from ordinary activities.

If the policy required by AASB 120 had been applied during the year ended 30 June 2005, other revenue from other activities would have been higher by $47,862; deferred income would have been higher by $101,309; and accumulated losses would have been higher by $101,309.

(c)	Income tax

Under Australian standard AASB 112 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method; items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

74 Pharmaxis Annual Report: 2005

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 47 to 74 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the company’s financial position as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Alan D Robertson

Director

Sydney

30th August 2005

Independent Auditor’s Report

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Independent audit report to the members of Pharmaxis Ltd	Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Audit opinion

In our opinion, the financial report of Pharmaxis Ltd:

•	gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Pharmaxis Ltd as at 30 June 2005, and of its performance for the year ended on that date, and

•	is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Pharmaxis Ltd (the Company), for the year ended 30 June 2005.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

For further explanation of an audit, visit our website

http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

76 Pharmaxis Annual Report: 2005

Independent Auditor’s Report

fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

WHB Seaton	Sydney
Partner	30 August 2005

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

Patents and Patent Applications

The status of the company’s patent portfolio is summarised in the following table:

	USA	Europe	Australia	ROW

Patent Family 1 – Aridol and Bronchitol	G	P	G	P/G

Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs	G	G	G	G

Patent Family 3 – Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity	G	n/a	G	n/a

Patent Family 4 – Novel compounds and methods	G	P	P	G/P

Patent Family 5 – Novel pyrans and methods (PXS25)	PCT	PCT	PCT	PCT

Patent Family 6 – Novel cannabinoid agonists (PXS2030)	PCT	PCT	PCT	PCT

G = granted; P = pending; PCT = Patent Cooperation Treaty; ROW denotes rest of the world including Japan

Details of patents and patent applications licensed to, or owned by Pharmaxis Ltd are set out below:

Patent Family 1 The Use of Inhaled Mannitol

The invention covered by this family of patents and patent applications generally relates to the use of mannitol and other substances in the form of a dispersible dry powder capable of inducing sputum and promoting airway clearance in conditions where clearance of excess mucus would be advantageous. Included is a test of airway function and susceptibility to asthma based on inhaling an effective amount of mannitol or other substance.

Country	Patent/Application No.	Status	Expires
Australia	682756	Granted: 5 Feb 1998	23 Feb 2015
Canada	2183471	Pending	23 Feb 2015
Europe (EPO)	95910331.8	Pending	23 Feb 2015
Japan	7-522021	Pending	23 Feb 2015
Malaysia	PI9603590	Granted	23 Feb 2015
New Zealand	281522	Granted	23 Feb 2015
P.R. China	95191808.7	Granted: 5 Dec 2001	25 Feb 2015
Republic of Korea	96-704666	Granted: 16 May 2003	25 Feb 2015
Singapore	34525	Granted: 19 Dec 1997	19 Dec 2015
The Philippines	I-54034	Granted: 15 March 2004	15 Mar 2021
USA	5,817,028	Issued: 6 Oct 1998	6 Oct 2015
Vietnam	SC0131/96	Granted: 21 Mar-2002	23 Feb 2015

This series of patents and patent applications are held in the name of Central Sydney Area Health Service and stem from an initial Australian provisional patent application PM4114 filed 25 Feb 1994. Subsequently, complete applications were filed via a PCT application (PCT/AU/95/00086; 23 Feb 1995).

78 Pharmaxis Annual Report: 2005

Patents and Patent Applications

Patent Family 2 Phosphosugar-based anti-inflammatory and/or immunosuppressive drugs

The invention covered by this family of patents and patent applications generally relates to a method for treating inflammatory or immune-mediated conditions in patients by administering a phosphosugar (mainly mannose-6-phosphate and fructose-6-phosphate) as well as oligo- and polysaccharides that contain such phosphosugars. These agents act as antagonists at mannose phosphate receptors by competitive inhibition of the binding of the natural ligand for these receptors. This treatment targets ‘delayed hypersensitivity’ types of immune reactions and their attendant inflammatory processes, and the patent is directed specifically to the treatment of arthritis, inflammatory diseases of the central nervous system, and the rejection of organ transplants.

Country	Patent/Application No.	Status	Expires
Australia	627500	Granted: 21 Dec 1992	18 Aug 2009
European states		Granted: 30 June 1996	17/18 Aug 2009
Japan	509079/89	Granted: 3 Dec 1999	18 Aug 2009
USA	5,506,210	Issued: 9 Apr 1996	9 Apr 2013

This family of patents is owned by The Australian National University (‘ANU’) and claims priority to Australian Provisional application P19942/88 filed on 19 Aug 1988. Subsequently, complete applications were based on a PCT application (PCT/AU89/00350) filed 18 August 1989).

Patent Family 3 Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity

These patents are for substituted D-mannoside-6-phosphate compounds that have anti-inflammatory activity and their use in treating inflammatory diseases, particularly cell-mediated inflammatory diseases. The patent discloses use of these compounds to suppress experimental autoimmune encephalomyelitis in the rat (a model of multiple sclerosis) and two different types of delayed-type hypersensitivity responses in mice. Issued claims in the U.S. patent cover some of these novel phosphosugar compositions and methods of treating cell-mediated inflammation in a human or non-human mammalian patient by administering these compositions.

Country	Patent/Application No.	Status	Expires
Australia	728393	Granted: 26 Apr 2001	17 Oct 2017
USA	6,294,521	Issued: 25 Sept 2001	18 Oct 2017

The above family of patents are held in the name of the ANU and stem from a priority Australian provisional patent application PO 3098/96 filed 18 October 1996.

Patent Family 4 Novel compounds and methods

This family of patent applications relates generally to novel phosphotetrahydropyran (mannose-6- phosphate derivatives) compounds and their use in treating diseases that are dependent upon T lymphocyte migration. These compounds were shown to inhibit (a) T lymphocyte migration across rat brain endothelial cell layers in vitro; (b) lymphocyte migration into lymphatic and extralymphatic tissues in vivo; and (c) delayed hypersensitivity-type immune responses and development of T cell-mediated autoimmune disease in vivo in animal models. In particular, the present invention relates to the use of the above compounds in the treatment of T lymphocyte mediated inflammatory diseases in animals and man, such as rheumatoid arthritis, multiple sclerosis, etc.

Patents and Patent Applications

Country	Patent/Application No.	Status	Expires
Australia	2001270356	Pending	11 Jul 2021
Canada	2415214	Pending	11 Jul 2021
Europe	01949109.1	Pending	11 Jul 2021
New Zealand	523565	Granted	11 Jul 2021
Japan	2002-509335	Lodged	11 Jul 2021
USA	6878690	Granted	11 Jul 2021

These applications stem from Australian Provisional Patent Application No. PQ8723/00 filed on 11 July 2000. Complete applications were based on a PCT application (PCT/AU01/00831) filed on 11 July 2001.

Patent Family 5 Novel phosphotetrahydropyrans and methods

The present invention relates generally to novel phosphotetrahydropyran compounds, primarily derivatives of mannose-6-phosphate, and their use in treating diseases or disorders that are mediated at least in part by T lymphocyte emigration from blood to tissues. These compounds are said to be improved inhibitors as compared to the compounds in Patent Family 4. Pharmaceutical compositions containing these compounds are used in methods to treat T lymphocyte mediated inflammatory and autoimmune diseases in animals and man, including rheumatoid arthritis, multiple sclerosis, acute disseminated encephalomyelitis, psoriasis, Crohn’s disease, T cell-mediated dermatitis, stromal keratitis, uveitis, thyroiditis, sialitis or type I diabetes.

Country	Application No.	Status	Expires
All countries	PCT/US2004/015876	Filed 19 May 2004. International Search Report received	19 May 2024

The US provisional application was filed in the name of Pharmaxis Pty Ltd on 20 May 2003. This date serves as the worldwide priority date for this Patent Family.

Patent Family 6 Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof

This patent application relates to compounds and pharmaceutical compositions comprising novel cannabinoid CB2 receptor agonists that have a number of biological and pharmacological activities, including bronchial, immunomodulatory and analgesic. These compounds are therefore useful for the treatment of treat inflammatory conditions, immune disorders and cell proliferative disorders, as well as in pain management, either alone or in combination with known agents for these conditions.

Country	Application No.	Status	Expires
All countries	PCT/US2004/027809	Published 10 March 2005 (WO2005/021547).	19 Aug 2024
International search report received

The US provisional application was filed in the name of Pharmaxis Pty Ltd on 28 Aug 2003. This date serves as the worldwide priority date for this Patent Family.

80 Pharmaxis Annual Report: 2005

Shareholder Information

The shareholder information set out below was applicable as at 25 August 2005.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Ordinary shares
	Shares	Options
1 to 1,000	154
1,001 to 5,000	653
5,001 to 10,000	518	1
10,001 to 100,000	1,019	19
100,001 and over	83	14

	2,427	34

There were no holders with less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	Percentage of issued shares
Perpetual Trustees Nominees Ltd	16,040,200	12%
Patch International Inc	11,200,000	8%
CM Capital Investments Pty Ltd	11,189,044	8%
GBS Venture Partners Ltd	8,384,800	6%
National Nominees Ltd	7,665,725	6%
Equity Trustees Ltd	7,608,854	6%
Mooroolbark Technology Pty Ltd	6,880,000	5%
CIBC Australia VC Fund LLC	3,635,956	3%
The Australian National University	3,000,000	2%
Queensland Investment Corporation	1,767,137	1%
Citicorp Nominees Pty Ltd	1,735,724	1%
Cogent Nominees Pty Ltd	1,706,964	1%
Sayer Investments (ACT) Pty Ltd	1,238,425	1%
KFT Investments P/L	1,200,000	1%
Mirrabooka Investments Ltd	1,000,000	1%
Invia Custodian Pty Ltd	890,000	1%
Health Super Pty Ltd	800,002	1%
Denis M Hanley	717,997	1%
Robert E Green	691,998	1%
JP Morgan Nominees Australia Ltd	570,260	1%

	87,923,086	67%

Shareholder Information

Unquoted equity securities

	Number on issue	Number of holders
Options issued under the Pharmaxis Ltd Employee Option Plan	11,473,500	24

C. Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage of issued shares
Perpetual Trustees Nominees Limited as trustee of the Australian Bioscience Trust and GBS Venture Partners Ltd as Manager of the Australian Bioscience Trust	16,040,200	11.9%

CM Capital Investments Pty Ltd	14,825,000	11.0%

Patch International	11,200,000	8.31%

Acorn Capital Limited	9,775,932	7.25%

GBS Venture Partners Ltd as trustee of Bioscience Ventures II	8,384,800	6.22%

Equity Trustees Ltd	7,608,854	5.65%

Mooroolbark Technology Pty Ltd as trustee for the Pharmaxis Investment Trust	6,880,000	5.10%

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

a)	Ordinary shares

At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

b)	Options

No voting rights

E. Restricted securities

	Ordinary shares
	Shares	Options
Securities subject to voluntary escrow ending 10 November 2005	24,964,000	6,720,000

F. Use of funds

The company has used the cash and cash equivalents it had at the time of listing, 10 November 2003, in a manner that is consistent with its business objectives.

82 Pharmaxis Annual Report: 2005

Glossary of Terms

ADEC	Australian Drug Evaluation Committee

ADR	American Depositary Receipts (ADRs) are commonly used to facilitate the holding and trading of foreign securities by US residents which would otherwise be prohibited by US securities laws. Level One Depositary Receipts are freely tradeable, just like any other security, in the US over-the-counter market. Trading activity is available on the Bloomberg website: www.bloomberg.com. A Level Two ADR program is required for a company seeking to list on the NASDAQ or NYSE. It requires compliance with US Generally Accepted Accounting Principles or SEC disclosure other than that provided to a company’s home stock exchange. A Level Three program is required for a US public offering.

agonist	A molecule capable of combining with a biochemical receptor on a cell and initiating the same response as occurs naturally

airway responsiveness	The degree to which airways react to a stimulus. Usually used to describe the degree of airway constriction that will be caused by exposure to a stimuli

analgesic	Relieving pain; a pain-relieving drug

antagonist	A chemical that acts within the body to reduce the physiological activity of another chemical substance i.e. opposing the action of a drug or a substance occurring naturally in the body by combining with and blocking its receptor

Aridol™	is a patented, dry powder formulation of mannitol delivered to the lungs through an inhaler. Aridol™ is applied as a bronchial provocation test to accurately diagnose the presence and severity of bronchial hyper-responsiveness or over-sensitivity, which is characteristic of asthma.

asthma	Asthma is a serious condition in which the small airways of the affected person’s lungs suddenly constrict when they are exposed to certain allergic stimuli. Airflow into and out of the lungs is reduced, and the person has to gasp for breath.

autoimmune	Having the property whereby immune cells respond to tissues in ones’ own body. That is, the body no longer recognises all cells as being its own, and rejects some.

beta interferon	A protein released by some cells in response to a viral infection. The protein can be synthesised and used in the treatment of multiple sclerosis

blinding/blindness	The term ‘blind’ refers to a lack of knowledge of the identity of the trial treatment. Blinding avoids bias in trial execution and in interpretation of results and is achieved by disguising the identity of trial medications (eg a placebo should look, taste and behave identically to the active drug). In a ‘single blind’ trial the patient is unaware, but the physician is informed of the allotment. In a ‘double blind’ trial both patient and physician are ignorant.

breakdown products	Products that result from the disintegration or decomposition of a substance in the body

bronchial hyper-responsiveness or over-sensitivity	When a person’s bronchial tubes (tubes that lead to the left and right lung) are abnormally responsive or sensitive to triggers and react by narrowing and becoming inflamed

bronchial provocation test	A lung test that provokes a temporary narrowing of the bronchial tubes in the lungs

bronchiectasis	A form of chronic obstructive pulmonary disease (COPD) characterised by irreversible dilation and destruction of the bronchial walls

Bronchitol™	Bronchitol™ is a patented, dry powder formulation of mannitol delivered to the lungs through an inhaler. Bronchitol™ is designed for the treatment of diseases such as COPD and cystic fibrosis.

bronchodilator	A substance that acts to dilate or expand the bronchial airway passages, making it easier for patients to breathe

carcinogenicity	Potential to cause cancer

central nervous system	System of nerves of the brain and spinal cord

Glossary of Terms

chemoattractant	A chemical agent that induces movement of cells in the direction of its highest concentration

chest percussion	Form of physiotherapy/massage that involves tapping the patient’s chest and back with light, rapid blows to help them expel mucus from their lungs

chronic	A disease or condition of long duration or frequent recurrence; in some instances, it may slowly become more serious over time

chronic bronchitis	One of the most common forms of chronic obstructive pulmonary disease (COPD), characterised by persistent airway inflammation, with symptoms including a chronic cough producing mucus, and shortness of breath.

chronic obstructive pulmonary disease	A group of lung diseases characterised by limited airflow with variable degrees of air sack enlargement and lung tissue destruction. Emphysema, chronic bronchitis and bronchiectasis are forms of chronic obstructive pulmonary disease. Abbreviated as COPD.

cilia	Millions of fine hair-like structures that cover the inside lining of our airways and move continuously to propel secretions up to the throat (also see mucociliary clearance)

ciliated cell	An epithelial cell which has cilia on its external surface. Found in the lungs and other airway passages such as bronchi and nose.

clinical trial	Refer to explanation/diagram below

COPD	Refer to chronic obstructive pulmonary disease

corticosteroids	Any of the steroid hormones produced by the adrenal cortex or their synthetic equivalents. Corticosteroids are used clinically for hormonal replacement therapy, for suppression of glands such as the anterior pituitary, as anti-cancer and anti-allergic and anti-inflammatory agents, and to suppress the immune response. They may be injected, taken as pills, inhaled via a puffer or rubbed on to the skin.

cystic fibrosis (CF)	Cystic fibrosis (CF) is an inherited, life-limiting disease that affects the body’s exocrine glands, causing them to secrete fluids that are poorly hydrated and therefore thicker and stickier than fluids in people without CF. This leads to chronic problems in various systems of the body, particularly the lungs.

direct challenge test	The process of directly stimulating receptors in the lung walls and inducing a constriction or narrowing of the airways by administering a substance to the airways that acts directly on the airway wall and testing the response by spirometry. Examples include methacholine and histamine.

dose response curve	A dose response curve illustrates the relation between the amount of a drug or other chemical administered to a person or an animal and the degree of response it produces.

dosing phase	Refer to explanation/diagram below

endothelial	An endothelial cell layer refers to the layer of cells that lines the blood vessels and airways

epithelial mast cells	Mast cells are a variety of leukocytes or white blood cells containing granules which store a variety of inflammatory chemicals including histamine and serotonin. Mast cells play a central role in inflammatory and immediate allergic reactions. The release of mediators from the cell is known as degranulation and may be induced by the presence of a specific antigen (allergen). Epithelial mast cells are those found in the epithelium (the membranous tissue composed of one or more layers of cells separated by very little intercellular substance and forming the covering of most internal and external surfaces of the body and its organs. Skin and the lung linings are two examples of epithelium.)

eucapnic hyperpnoea	Eucapnic (adjective) is defined as a normal healthy level of carbon dioxide (C02). Hyperpnoea is abnormally fast breathing.

exercise challenge test	A test in which patients undertake a physical activity, such as exercise, running or bike riding, and the body’s response to the activity is measured. It can be used to determine if a patient is asthmatic by measuring the degree of bronchial constriction that is induced during a period of exercise.

84 Pharmaxis Annual Report: 2005

Glossary of Terms

exocrine glands	Glands that produced mucus, saliva, sweat and tears

FDA	United States of America’s Food and Drug Administration

flare or flare-up	A period of worsening symptoms

goblet cell	A mucus-secreting epithelial cell that is distended with secretion, so called because of its histological shape.

head-to-head trial	A clinical trial in which a test compound is evaluated against another compound

hypertonic saline	A solution with a higher salt concentration than in normal cells of the body and the blood. A salt solution containing more than 0.9% salt is hypertonic.

indirect challenge test	The process of indirectly inducing a constriction or narrowing of the airways by causing cells in the airways to release molecules that subsequently act on the airway, and testing the response by spirometry. Mannitol mimics an allergen challenge or asthma attack. The attack can be controlled by administering increasing doses and the response at each dose is measured. Other examples include exercise and hypertonic saline.

International Committee on Harmonisation (ICH)	An international body that provides test guidelines that cover the manufacture of drug substances, the manufacture of the dosage form, and the safety testing that must be conducted before evaluation in humans can proceed.

in vitro	In an artificial environment, outside the living body e.g. in a test tube

in vivo	In the living body of a plant or animal, or in real life

leukocytes	Immune cells; white blood cells

ligand	A molecule that binds to cell receptors

lung function	Ability of a person to move air in and out of their lungs. A measure often used is termed FEV[1], which is the volume of air that can be forcibly expelled from the lungs in one second

lymphocyte	A type of white blood cell found in the body’s lymph, a clear fluid that flows through the body and has an important function in defending the body against disease

mannitol	Mannitol is a naturally occurring sugar used variously as a food additive, a therapeutic product, and a sweetener.

marketing authorisation	The legal authority granted to an individual or company to sell a product

meta-analysis	Pooling and examining data from a number of studies

methacholine inhalation test	A test used to diagnose asthma. Methacholine is inhaled as a vapour and causes bronchial constriction in asthmatic patients

mucociliary clearance	A constant, natural process where the cilia lining the lungs move continuously and propel the overlying blanket of salt, water and mucus up to the throat, where secretions are swallowed or expelled as sputum. This helps keep the airways clean, allows the passage of clean, warm air through the lungs, and removes any foreign bodies from the airways, preventing infection.

mucosal hydration	The natural process of keeping mucus hydrated to prevent it becoming thick and sticky i.e. maintaining the correct balance of water

mucus	Thin, slippery substance secreted by the lungs (and other organs in the body) to defend against germs, dust particles and other foreign bodies

multi-centre study	Study conducted simultaneously in a number of clinics, hospitals, etc

multiple sclerosis (MS)	A chronic, debilitating disease of the central nervous system in which the immune system attacks and damages the myelin around the nerve cells, causing signals to the brain and spinal cord to be slowed or halted

myelin	The protective protein sheath that insulates the nerve cells and helps speed the conduction of nerve signals to the brain and spinal cord

nebulised medication	Medication delivered to the lungs of patients in fine spray by aerosol or face mask

oral medication	Medication taken by mouth e.g. tablets, liquids

Glossary of Terms

orphan drug	A product intended for the diagnosis, prevention and treatment of a rare disease (orphan disease) or condition where current therapy would be improved or no therapy exists.

osmotic balance	Osmosis is the passage of water from a region of high water concentration through a semi-permeable membrane, such as a cell, lung or intestinal wall, to a region of low water concentration. Osmotic balance is when there is no tendency for water to flow across the membrane.

P3	Pharmaceuticals Partnerships Program (Australian Federal government grant program)

pathogen	Disease-causing microorganism

PBS	Pharmaceutical Benefits Scheme (Australian government program that reduces the cost of some drugs to patients)

PCT	Patent Cooperation Treaty

PEP mask	A mask worn over the nose and mouth, which pumps air into the lungs (positive expiratory pressure)

pharmaco-economic evaluation	Evaluation of the potential of a new pharmaceutical product to produce cost savings to a national economy

pharmacokinetic profile	How a drug interacts in the body in terms of its absorption, distribution, metabolism, and excretion

phase III registration study	Refer to explanation/diagram below

phase II clinical trial	Refer to explanation/diagram below

pilot clinical study	Refer to explanation/diagram below

placebo	An inert or innocuous substance used especially in controlled experiments to test and compare the efficacy of another, active, substance

postural drainage	A method of draining the lungs in which the patient is placed in an inverted position so that fluids are drawn by gravity

pre-clinical	Prior to being administered to volunteers or patients

primary cilia dysplasia	Dysplasia means a cell is abnormally shaped or abnormally functioning. Ciliary dysplasia is a genetic disease where the cilia do not function properly.

pro-drug	An inactive precursor of a drug, converted into its active form in the body by normal metabolic processes.

protease	An enzyme that breaks the internal bonds of a protein

psoriasis	A chronic skin disease characterised by red patches covered with white scales

pulmonary function	See lung function above

pulmonary system	Lungs

pyran	A sugar derivative

PXS25/64	A compound being developed by Pharmaxis to target the underlying disease processes of multiple sclerosis

PXS2076	A compound being investigated by Pharmaxis for its effects on rheumatoid arthritis, particularly in inhibiting the inflammatory proteins that cause inflammation and tissue destruction.

R&D	Research and development

relapse	A recurrence of symptoms of a disease after a period of improvement or remission

remission	Period when the symptoms of the patient’s disease are not present

respiratory failure	A clinical term used to define the inability of the lungs to function

respiratory insufficiency	A clinical term used to define a failure to adequately provide sufficient oxygen to the body, or remove excess carbon dioxide

86 Pharmaxis Annual Report: 2005

Glossary of Terms

rheology	The study of the flow of materials that behave in an interesting or unusual manner

rheumatoid arthritis	A form of arthritis characterised by an immune response to one’s own body, usually manifesting as inflammation and stiffness of the joints. Progressive forms of the disease may lead to serious joint damage, painful deformity, and disability.

safety profile	Evidence gathered that indicates a substance is safe to be administered to people

secondary lung infections	Infection coming after, or as a result of, an initial or primary infection

selective inhibitor	A substance that is used to stop a specific biochemical reaction

spirometer; spirometry test	A device used to measure the amount of air a patient can expel from their lungs in one second

sputum microbiology	A measure of lung infections

statistical significance	A mathematical test that indicates that groups being compared are different

steroid	Numerous natural or synthetic compounds that contain a 17-carbon 4-ring system and can modify reactions in the body

submucosal glands	The glands situated in the connective tissue beneath the mucous membrane.

synthesis, synthetic compound	A substance that is made by a series of chemical or biochemical reactions

T-cells	Immune cells that attach themselves to other cells

therapeutic	Medicinal, curative

TGA	Australian Therapeutic Goods Administration

toxicology study	Investigation into the adverse effects of a substance in an animal or human

Tumour Necrosis Factor (TNF)	A small molecular-weight protein produced primarily by immune cells. It is a key protein responsible for initiating inflammation

viscosity	A physical property of fluids that determines the internal resistance to shear forces (the resistance a material has to change in form)

Guide to the Clinical Trial, Regulation and Approval Process

The development of human therapeutic products is a highly regulated process. Evaluation and testing for safety and efficacy proceed through laboratory (research), animal (pre-clinical) and human (clinical) stages of development. Pharmaxis conducts its preclinical safety evaluation in accordance with the guidelines provided by the International Committee on Harmonisation, which provides test guidelines applicable to the major pharmaceutical territories of the world. These guidelines cover the manufacture of the drug substance, the manufacture of the dosage form, and the safety testing that must be conducted before evaluation in humans can proceed.

Clinical testing involves a three-phase process.

•	In phase I, clinical trials are conducted with a small number (typically 10-50) of healthy subjects to determine the early safety profile and pharmacokinetic profile (pattern of drug distribution and metabolism).

•	In phase II, clinical trials with groups of patients with a specified disease (typically 100-200) to determine preliminary effectiveness, optimal dosages and expanded evidence of safety. This is intended to show that the drug is effective in different patient populations under a variety of doses.

•	In phase III, the Company conducts large-scale (typically >1,000), multi-centre, comparative clinical trials with patients with the target disease to provide sufficient data to statistically evaluate the effectiveness and safety of the product. During these clinical studies, the manufacture of the drug will be refined and an optimal formulation will be selected. Additional safety studies will be required, including long-term toxicology studies (possibly of 12 months’ duration) and carcinogenicity studies. The Company also undertakes a detailed study of the pharmacology of the drug to identify any breakdown products and the routes of excretion from the body.

•	The Company’s therapeutic and diagnostic products require regulatory approval by government agencies before the Company can start testing in humans, and marketing.

Glossary of Terms

88 Pharmaxis Annual Report: 2005

Corporate Directory

Directors

Denis Hanley (Chairman)

Alan Robertson (CEO)

Brett Charlton (Medical Director)

Carrie Hillyard

Charles Kiefel

Malcolm McComas

Brigitte Smith

Company Secretary and Chief Financial Officer

David McGarvey

Investor Relations and Media Enquiries

Jane Sugden

Registered Office

Unit 2, 10 Rodborough Road

Frenchs Forest NSW 2086

Australia

Telephone: +61 2 9454 7200

Fax: +61 2 9451 3622

Info@pharmaxis.com.au

Web Site

www.pharmaxis.com.au

Legal Advisors

PFM Legal Pty Ltd

Level4, Suite 405

46 Market Street

Sydney NSW 2000

Australia

Piper Alderman

Level 23, Governor Macquarie Tower 1 Farrer Place

Sydney NSW 2000

Australia

Venable LLP

575 7th Street, NW

Washington, DC 20004

United States of America

Auditor

PricewaterhouseCoopers

Darling Park Tower 2

201 Sussex Street

Sydney NSW 2000

Australia

Bankers

Westpac Banking Corporation

Commonwealth Bank of Australia

Patent Attorney

Venable LLP

810 Towers Crescent Drive, Suite 300

Vienna, Virginia, 22182

United States of America

Stock Exchange Listings

Pharmaxis Ltd shares are listed on the

Australian Stock Exchange (Code: PXS)

Pharmaxis American Depositary Receipts (ADRs) are listed on the National Association of Securities Dealers Automated Quotation system (NASDAQ) National Market (Code: PXSL)

Share Registry

Computershare Investor Services Pty Ltd

Level 3, 60 Carrington Street

Sydney NSW 2000

Australia

Telephone: 1300 855 080

Fax: +61 3 9473 2500

www.computershare.com

Shareholders can access information and services relevant to their holding from the Pharmaxis website under Investor Information/Shareholder Services.

American Depositary Receipts

Registrar and Transfer Agent:

Bank of New York

101 Barclay Street, 22nd Floor

New York NY 10286

United States of America

Telephone: +1 888 BNY ADRS

www.adrbny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: October 30, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer